File No. 82-4861

Accelerating toward the Next Frontier

Annual Report 2006

Year Ended March31, 2006


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2006
WASH, D.C.
213
SECTION


06016255

MegaChips

MegaChips Corporation

Corporate Profile

MegaChips Corporation was established in 1990 as an innovative fabless company in pursuit of integrating LSI and systems knowledge. Since then we have been developing cutting-edge system LSIs and systems products that incorporate our original algorithms and architecture in the areas of image, voice, music and communications, using these advances to offer outstanding products and solutions to meet our clients' needs.

The prevalence of broadband networks has dramatically increased in recent years. We are also witnessing the integration of broadcasting and communications technologies, as evidenced by the introduction of digital terrestrial broadcasting around the world. The social infrastructure has been gradually upgraded to enable the instant transmission and reception of such massive digital information. By developing original solutions for a highly networked society through utilizing its unrivaled technologies and know-how, the MegaChips group helps realize an environment where anyone can easily create, send, receive and use rich-media information that comprises a complex, lively mix of text, images, video, computer graphics, voice, music, and other media. Through the full realization of rich-media information, we help enhance human expression and contribute to the spiritual fulfillment of human culture.

Contents



MegaChips
MegaChips Corporation
Listed on the No.1 Section of the Tokyo Stock Exchange
100% subsidiary
LSI Business:
MegaChips LSI Solutions Inc.
100% subsidiary
Systems Business:
MegaChips System Solutions Inc.
100% subsidiary
Investment Business:
Shun Yin Investment Ltd.
100% subsidiary
MegaChips (Hong Kong) Ltd.



The MegaChips group consists of a holding company, MegaChips Corporation and four subsidiaries. Based on its strategies, the group optimally distributes its management resources, and invests each subsidiary with management autonomy to further promote efficiency and speed up decision-making.

NOTE:

The contents of this annual report include forward-looking statements, with the exception of historical data noted as such. These statements are based on management's assumptions and projections in light of the information currently available to the company. These assumptions involve risks and uncertainties that may cause the actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements.

Financial Highlights

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31

	Millions of yen					Thousands of U.S. dollars (Note)
	2002	2003	2004	2005	**2006**	**2006**
For the Year						
Net sales	¥ 36,899	¥ 29,056	¥ 25,879	¥ 30,122	**¥ 30,722**	**$ 261,530**
Cost of sales	30,164	23,312	20,219	24,070	**25,187**	**214,409**
Operating income	2,844	1,741	1,509	2,173	**2,120**	**18,045**
Net income	1,647	192	280	1,175	**1,322**	**11,251**
At Year-End						
Total assets	¥ 20,713	¥19,996	¥ 18,183	¥ 20,598	**¥ 23,987**	**$ 204,194**
Shareholders' equity	16,053	15,430	15,372	16,262	**16,834**	**143,304**
Per share information	Yen					Thousands of U.S. dollars (Note)
Net income-basic	¥ 67.02	¥ 7.85	¥ 10.09	¥ 44.73	**¥ 50.95**	**$ 0.43**
Net income-diluted	—	—	—	—	**50.92**	**0.43**
Shareholders' equity	653.14	632.95	607.49	642.13	**677.61**	**5.77**
	Shares					Shares
Number of Shares issued at year end	24,661,017	24,661,017	25,939,217	25,939,217	**25,939,217**	**25,939,217**

Note: The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥117.47 US$1, the rate prevailing on March 31, 2006.



Net Sales (¥ Millions)
0
10,000
20,000
30,000
40,000
2002
36,899
2003
29,056
2004
25,879
2005
30,122
2006
30,722



Net Income (¥ Millions)
0
500
1,000
1,500
2,000
2002
1,647
2003
192
2004
280
2005
1,175
2006
1,322



Shareholders' Equity (¥ Millions)
0
5,000
10,000
15,000
20,000
2002
16,053
2003
15,430
2004
15,372
2005
16,262
2006
16,834



Total Assets (¥ Millions)
0
5,000
10,000
15,000
20,000
25,000
30,000
2002
20,713
2003
19,996
2004
18,183
2005
20,598
2006
23,987



Net Income Per Share-basic (¥)
0
20
40
60
80
2002
67.02
2003
7.85
2004
10.09
2005
44.73
2006
50.95



Shareholders' Equity Ratio (%)
0
20
40
60
80
100
2002
77.5
2003
77.2
2004
84.5
2005
79.0
2006
70.2

Our Solution

Rich-media technologies for anyone, anytime, anywhere

Capitalizing on its cutting edge LSI technology and expertise in image recording systems, the MegaChips group offers a variety of solutions that create a rich-media environment comprised of complex images, video, audio and data.




LSI
Original Size

for Digital Terrestrial Broadcasting



Enjoy digital broadcasts on mobile devices

▹ Pegasus 2: OFDM demodulation LSI for one segment of digital terrestrial broadcast signals

▹ SWAN: LSI for decoding of digitally received images and audio data

LSI devices allow the reception and decoding of digital terrestrial broadcasts on cellular phones, car television systems and portable DVD players.

▸▸▸ See next page for more information


LSI
Original Size

for 3G Cellular Phones



Speak, watch, listen and shoot —Communicate freely with our multi-tasking LSI

▹ RSOC3: Multimedia processing LSI for 3G cellular phones

All-in-one chip RSOC3 achieves many kinds of multimedia functions, including video-on-demand (VOD); music distribution; the playback and recording of static and moving pictures; the taking of digital photos, and the receiving of digital terrestrial broadcasting.


LSI
Original Size

for Cellular Phones with Built-in Digital Cameras



Take high-resolution photos with cellular phones

▹ Pepper: Image processing LSI for cellular phones with high performance digital cameras

Pepper achieves high speed and high quality image processing on cellular phones, even equaling the performance of high-end digital cameras.



System

for Security Services

Protect the safety of businesses and homes with reliable digital security systems

▶ **RecWatch MR-9020: Digital video recorder connectable to 9 cameras**

Connected to a maximum of 9 monitoring cameras, RecWatch MR-9020 is an ideal surveillance system for buildings and stores, with extended recording time and capacity for using high quality images; remote-control monitoring and surveying; easy searching of images by date and time; as well as an automatic recording function that detects changes in camera locations.

System

for Home Monitoring

Monitor your home and pet via cellular phone

▶ **Surfeel m101i: Real-time network camera compatible with cellular phones**

With the ability to send 3 sequences per second over the cellular phone network and easy setting, Surfeel facilitates surveillance of the home.

LSI

Original Size

for Single-Lens Reflex Digital Cameras

Achieving the sophistication, depth and accuracy of a conventional single-lens reflex camera for the digital camera

▶ **DSC4L: Image processing LSI for Single-Lens Reflex Digital Cameras**

With the original image-processing unit, Pixessor™, the DSC4L processes high resolution pictures at the high speeds required to give a digital camera the quality of single-lens reflex cameras.

LSI

Original Size

for Hi-Definition TV (HDTV)

Receiving HDTV broadcasting with improved cost performance

▷ **Mercury: OFDM demodulation LSI, supporting 13 segments of high-definition television broadcasting**

The Mercury features stable reception capabilities with its synchronous and equalization algorithms, and it excels in cost performance.


LSI

for Digital Terrestrial Broadcasting

MegaChips supplies LSIs to receive and decode digital terrestrial broadcasts on mobile devices




15:34
SPECIAL MATCH
Team A
Team B
0 - 1

▷ On Cellular Phones



▷ On Car Navigation Systems



▷ On Portable DVD Players

* Above photos are sample for reference

"One Seg" (one segment) in the digital terrestrial broadcast is dedicated to mobile devices

Digital terrestrial broadcasting service for cellular phones and other mobile devices started in Japan in April 2006. By the end of the year, NHK (Japan Broadcasting Corporation) and several other major broadcasters will be airing their digital television programs nationwide, which can be viewed on mobile devices, as long as the devices are capable of receiving them. Free of charge reception and access to digital broadcasts on cellular phones have attracted a great deal of consumer interest in Japan.

Dubbed "one seg" in Japan, this broadcasting to mobile devices gets its name from the single segment dedicated to mobile services out of the 13 segments in Japan's digital terrestrial broadcasting format (OFDM: orthogonal frequency division multiplexing technology). All of the13 segments are compartmented into the bandwidth of 6Mhz, and one seg is set aside for broadcasting to mobile devices.

"One Seg" (one segment) structure


A channel is composed of 13 segments
12 segments for home TV
1 segments for mobile devices="one seg"
• high-definition broadcast
• text data transmission
• multichannel
• cellular phone
• car television system
• text data transmission

MegaChips LSIs for one-seg digital broadcasts

In digital terrestrial broadcasting, broadcasters transmit analogue signals that are converted (modulated) from digital data. The MegaChips group has developed OFDM demodulation LSIs that convert analogue signals back to digital in receiving devices. The Pegasus 2, our latest OFDM demodulation LSI for one-seg broadcasting, is ultra compact, and runs on low power. It enables reception of stable, high quality images in a mobile device, even when the device travels at speeds greater than 100km/h. We started mass production of the Pegasus 2 in April 2006. We also completed development of the SWAN, a LSI device for decode and display of digitally received images and audio data.

We offer software to facilitate the use of these LSIs, and stand ready to provide total solutions to mobile device manufacturers who want to add one-seg features to their products.

Structure of the digital broadcasts on mobile devices and MegaChips LSIs


antenna
base for mobile devices
analogue signals
digital signals
TV broadcasting content provider
analogue signals
magnified analogue signals
broadcasters transmit analogue signals that are converted (modulated) from digital data.
RF tuner
reception of analogue signals
OFDM demodulation LSI
analogue signals are converted (modulated) from digital signals
application LSI
decode and display of digitally received images and audio data
cellular phone
in car navigation systems
notebook PC

Expanding market for mobile devices with one-seg broadcast reception

Unlike analogue broadcasting, digital service makes possible the transmission of high-quality, noiseless, clear image and audio, even with a small antenna that is only sensitive to a certain extent. In addition, digital broadcast makes news text data transmission possible. Many device manufacturers, including those of cellular phones, PDAs, PCs, hand-held games and in-car navigation systems, have shown interest in developing their products, capitalizing on these benefits. The market for cellular phones with digital televisions, for instance, is expected to expand to 10 million units in 2007, according to an estimate by F.C.R.

Broadcasters are also planning to enhance their services. In addition to text data broadcasts, they are developing a new service to integrate programs with Internet communications to provide access to shopping sites that link to programs. They are also studying the possibility of creating programs only for one-seg broadcasting.

As cellular phone carriers, broadcasters and information service providers begin to form business alliances and joint ventures, MegaChips believes the mobile device market for one-seg broadcasts will become even more invigorated.

Enhancing MegaChips solutions

We believe the keys to further propagating one-seg features are lowering the cost of LSI devices that enable one-seg reception, and improving their performance in environments that typically make signal reception difficult. We continue to develop high performance, cost-effective products. To support mobile device makers, our major clients in this field, we will provide more comprehensive solutions that help them add the one-seg features to their products, as easily as they add analogue television reception features.

The MegaChips group will strengthen its new product development work to better meet customer need for improved LSI performance.

We also plan to expand our sales overseas. We have completed the development of RSOC3, a new multi-media processing LSI for the 3G cellular phone. Featuring enhanced decoding performance of received image data, this year the RSOC3 will be mass produced for the Korean market, where digital terrestrial broadcasting for mobile devices started in December 2005.

Accelerating growth through the global introduction of strategic products



Shigeki Matsuoka
President and
Representative Director
MegaChips Corporation

Overview of Fiscal 2006

During fiscal 2006, ended March 31, 2006, the MegaChips group marshaled its resources to complete the work of building the foundation for rapid yet solid business growth for sales and profit into the future. Following the bold restructuring in fiscal 2005, we positioned fiscal 2006 as a year for aggressively advancing new management focuses, and we promoted three focal activities:

- **Developing new business for our LSI Business and Systems Business by capitalizing on our proprietary technologies**
- **Strategically utilizing business alliances, including capital participation**
- **Making inroads into overseas markets, including that of China**

We have made significant achievements in the development of new business for LSI devices. Our development of LSI technology for digital terrestrial broadcasts has advanced as planned and now includes LSIs for OFDM demodulation LSI for one segment of digital terrestrial television broadcast signals dedicated to mobile services and LSIs for decoding of digitally received images and audio data. In the next fiscal year, we expect to start up ramped-up production of these LSIs to supply to more than five clients, among them the makers of tuner modules, car television systems, and portable audiovisual equipment. In addition, we are planning new product introductions with high growth potential, including image-processing LSIs for high performance cellular phone cameras.

The Systems Business was able to turn profitable as we began mass production of some models of monitoring systems for commercial and consumer uses, thanks to the accelerated development of customer-specific systems for security monitoring services and MegaChips brand commercial systems—the result of seizing an opportunity in the market that increasingly favors digitalization of a whole security monitoring systems including image transmission and recording over the current situation with a mix of analogue and digital technologies. —We are confident about continuing growth in this business segment in and after the next fiscal year.

As for the strategic use of alliances, in May 2005 we concluded a strategic business alliance agreement with Taiwan's Macronix International Co., Ltd., our partner for the past 16 years, who has produced customer-specific LSIs (ASICs) that MegaChips developed. We also made investments in Macronix and sent a director and an auditor to the Taiwanese company. We plan to build closer personnel and capital relationships with Macronix.

The alliance with Macronix represents a step toward the foundation of business in China—a key part of our third management focus on global business development. We set up MegaChips (Hong Kong) Ltd. in September 2005,

then the Shanghai Office in November, and we have since accelerated marketing activities for LSI and systems products in China. We plan to continue our marketing efforts there by capitalizing on sales and support service capabilities that Macronix has already developed in China, while bringing in our innovative, advanced technologies and products.

In a nutshell, we made significant progress for growth on a mid-term perspective, as planned.

Financial Results and Dividends

In the year under review, we concentrated on the development and sales of customer-specific LSIs (ASICs), our core business, and application-specific LSIs (ASSPs) that feature our competitive edge in such technologies as the compression/decompression of images, voice and music, as well as original systems products that incorporate our LSI devices.

Sales of ASICs rose 13.8 percent from a year earlier, thanks to a robust demand for LSIs (custom memories) as software storage in hand-held game machines, a trend that has continued from the previous year. To meet the demand we also increased our lineup of products.

By contrast, sales of ASSPs fell 38.1 percent from a year earlier, primarily on account of a drop in demand for multi-media processing LSIs for 3G cellular phones, resulting in inventory adjustments for current LSIs. The projected mass production of a new generation of LSI products, originally planned during fiscal 2006, had to be postponed until fiscal 2007. We completed development of a number of new ASSPs for different appliances and devices with growth potential and were able to gain new clients, but this could not offset the drop in sales of multi-media processing LSIs.

Consolidated sales for the LSI Business unit climbed 2.3 percent, but operating income declined 25.1 percent.

As a result of aggressive development and sales efforts in digital image recording and transmission systems for security monitoring uses and other systems, sales of the Systems Business jumped 19.9% from the prior year. We met our profitability target, the most significant priority in this Business unit.

During fiscal 2006, MegaChips posted consolidated sales of ¥30.72 billion, 2 percent increase from fiscal 2005. While operating income fell 2.5 percent to ¥2.12 billion, net profit rose 12.5 percent to ¥1.32 billion.

We distributed a dividend of ¥16 per share as of March 31, 2006. Our policy is to link dividend payments to business activity, allocating about 30% of profit for the year on a consolidated basis as dividends and pledging to maintain a dividend level of ¥10 per share during any fiscal year.

Main Challenges in Fiscal 2007

LSI Business

We plan to accelerate LSI business growth through aggressive R&D investments, focusing on gaining sales in such new and expanding markets as

Net Sales (¥ Millions)


0
10,000
20,000
30,000
40,000
2002
36,899
2003
29,056
2004
25,879
2005
30,122
2006
30,722

Operating Income (¥ Millions)


0
1,000
2,000
3,000
2002
2,844
2003
1,741
2004
1,509
2005
2,173
2006
2,120

Net Income (¥ Millions)


0
500
1,000
1,500
2,000
2002
1,647
2003
192
2004
280
2005
1,175
2006
1,322

Plans for ASSP business growth

Current ASSP lineup
New ASSPs in and after fiscal 2007

Business expansion


LSIs for cellular phones with high performance cameras
LSIs for digital terrestrial broadcasts
Multimedia processing LSIs for 3G cellular phones
LSIs for single-lens reflex digital cameras
2006.3
2007.3
2008.3

During fiscal 2007, new LSI products for 3G cellular phones and single-lens reflex digital cameras will be introduced. In addition, fiscal 2007 will see the start of mass production of new LSIs for two new markets: devices using digital terrestrial broadcast signals and cellular phones with high performance cameras. Development of new LSIs for yet another untapped market is under way for planned introduction during fiscal 2008.

MegaChips LSI Solutions


Expanding LSI Business Targeting 3G Cellular Phones and Digital Terrestrial TV
LSI Business

Sales in the LSI Business unit are comprised of sales of customer-specific LSIs (ASICs), application-specific LSIs (ASSPs) and standard LSIs manufactured by a contractor. During fiscal 2006, sales of customer-specific LSIs (ASICs) rose 13.8 percent from a year earlier to ¥23,938 million. By contrast, sales of application-specific LSIs (ASSPs) fell 38.1 percent to ¥3,729 million.
Consolidated sales for the LSI Business unit increased to ¥27,667 million, up 2.3 percent from the prior year. Consolidated operating income, however, declined 25.1 percent to ¥2 billion.

Business Review

During fiscal 2006, we enhanced our product offerings to meet the continually robust demand for LSIs (custom memories) used for software storage in hand-held game machines, a trend that has continued from the previous year. To meet the demand, we also increased our lineup of products and posted a significant sales increase of customer-specific LSIs (ASICs).

Despite steady demand of image processing LSIs for single-lens reflex digital cameras, overall sales of application-specific LSIs (ASSPs) fell from a year earlier. The drop can be attributed primarily to inventory adjustments of multi-media processing LSIs for 3G cellular phones in the Korean market, our major market for LSIs for cellular phones, which experienced an economic slowdown. The projected mass production of our new LSI devices had to be postponed, resulting in the decreased sales. Operating income in the LSI Business plunged mainly on account of the drop in sales of ASSPs, on which profit margins are set higher. However, we have continued focusing on ASSPs development work to cater to a growing digital market, including 3G cellular phones, digital cameras and digital terrestrial broadcasts.

Since April 2006, we have ramped up production of LSIs for OFDM (orthogonal frequency division multiplexing technology) demodulation that allows the device to receive one segment of digital terrestrial broadcasting dedicated to mobile services. In addition, we have completed development of new OFDM demodulation LSIs, supporting 13 segments of high-definition television broadcasting; LSIs that allow for decoding of digitally broadcasted images and audio; and image-processing LSIs for cellular phones

Net Sales by LSI Business (¥ Millions)


0
10,000
20,000
30,000
2004
22,827
2005
27,057
2006
27,667

Operating Income by LSI Business* (¥ Millions)


0
1,000
2,000
3,000
4,000
2004
3,535
2005
2,669
2006
2,000

* After the group shifted to the holding company system in April 2004, business segment-by-segment allocations of general administrative expenses became possible.
The rational allocation of expenses to this segment is a new method of allocation, which was adopted for fiscal 2005. Operating income and loss by business segment in fiscal 2004 were calculated according to method previously used.

with high performance cameras. Our marketing campaign has so far been quite a success, and we expect these new products to contribute to sales in the coming year.

Forecast for fiscal 2007

We estimate sales for fiscal 2007 ending March 31, 2007 to increase 20.7 percent to ¥33.4 billion.

Sales of ASICs for games continue to be the stable profit base of our business. As for sales of ASSPs, we will introduce new multi media processor for 3G cellular phones and image-processing LSIs for single-lens reflex digital cameras in fiscal 2007. We also will start mass production of newly developed LSI devices for digital terrestrial broadcasts and for cellular phones with high performance cameras. While we are aggressively promoting sales of these products, we continue to strengthen our competitive pricing and launch our products in a timely manner in the market to solidify our competitive edge in advanced technology applications.

We will also be developing new LSIs for mass-market consumer products, as well as bolstering R&D activities and accelerating business expansion in new markets with growth potential including audiovisual equipment that's compatible with high-definition television broadcasts. We plan to increase sales through these efforts, while also making sales efforts in China and overseas.

Highlights

Offering a variety of LSIs for digital terrestrial broadcasts

During fiscal 2007, we will go into full-scale production of the Pegasus 2, an OFDM demodulation LSI, which we have supplied since the end of fiscal 2006.
It allows mobile devices to receive one segment of digital terrestrial broadcast signals, and converts them back to digital audio and image data. We also plan mass production of the SWAN, another new LSI that allows for decoding of digitally received images and audio data through the Pegasus 2. By combining these two LSIs, cellular phone makers and other device manufacturers will be able to incorporate digital terrestrial broadcasting features into their products.
In addition, we will soon offer the Mercury, another OFDM demodulation LSI, supporting 13 segments of high-definition television broadcasting, for digital television sets at home or in a car.



Introducing the Pepper for high performance digital cameras on cellular phones

In July 2005, we completed development of the Pepper, an image-processing LSI for high performance digital cameras on cellular phones. The Pepper achieves high speed and high quality image processing on cellular phones, even equaling the performance of high-end digital cameras.
While cellular phones with digital cameras quickly became a global phenomenon, the image quality of the cellular phone cameras remained inferior to regular digital cameras. We recognized that a need for faster and better image processing for cellular phone cameras would occur and launched the Pepper for the market, incorporating the Pixessor™, our original image processing unit.*
The Pepper makes it possible for low-priced cellular phones to add to the high performance features of digital cameras.

* Pixessor™ features flexibility in image processing at ultra high speeds, thanks to the combined strengths of both its software and hardware components.

Highly specific image processing with "Pepper"

Shading Compensation

Shading Compensation is effective for small lens, which has a marginal brightness drop.



Back Light

Pixessor™ allows image processing at ultra high speed



Jointly developing VIVID Message, enriching SMS with 3D graphics

Jointly developed with Acrodia, Inc., VIVID Message for cellular phones went on sale in February 2006. A software solution that provides access to animated, 3D graphics in SMS and text messaging, VIVID Message contributes to enhanced communications over cellular phones.



MegaChips System Solutions



Moving on a Growth Track by Focusing on Digital Security Monitoring

The Systems Business primarily focused on development and sales of commercial systems for the security monitoring market. Consolidated sales for the Systems Business unit during fiscal 2006 increased 19.9 percent from the prior year to ¥3,055 million. The business unit posted operating income of ¥113 million, recovering from the loss of ¥457 million a year earlier.

Business Review

During the year under review, we actively developed and marketed digital video recording and transmission systems for the security monitoring market, network cameras, and other image monitoring systems - all utilizing our accumulated cutting edge technologies in digital image recording and processing, image compression/decompression, and communications.

We have developed several customer-specific systems for security monitoring services and began supplying some of them, which contributed to a sales increase in the Systems Business.

The introduction of MegaChips brand systems, such as digital video recorders for corporate users and network cameras for the consumer market, which had been distributed in fiscal 2005, also boosted sales in fiscal 2006.

Profitability in the Systems Business has been substantially improved, since we completed our restructuring during fiscal 2004, focusing on the consolidation of sales and development forces, a thorough review of our business through our selection and concentration policy, a discontinuation of unprofitable projects, and personnel reorganization. We still suffered operating losses during 2005, as we needed more time before we were able to enjoy a return on investment in both the development of our new businesses and in the expanding market for our systems products. In fiscal 2006, the business unit became profitable on an operating basis, as we concentrated on systems in the security monitoring field; reduced development costs through effectively using technological asset and cost-effective overseas development resources; and lowered purchasing costs.

Net Sales by Systems Business (¥ Millions)



0
1,000
2,000
3,000
4,000
2004
1,816
2005
2,548
2006
3,055

Operating Income and Loss by Systems Business* (¥ Millions)



-1,000
-500
0
500
1,000
2004
-947
2005
-457
2006
113

* After the group shifted to the holding company system in April 2004, business segment-by-segment allocations of general administrative expenses became possible.
The rational allocation of expenses to this segment is a new method of allocation, which was adopted for fiscal 2005. Operating income and loss by business segment in fiscal 2004 were calculated according to method previously used.

Directors and Auditors



Shigeki Matsuoka
President and Representative Director



Yukihiro Ukai
Managing Director



Yoshimasa Hayashi
Director



Tetsuo Hikawa
Director



Masayuki Fujii
Director and Executive Officer



Hiroyuki Mizuno
Director



Mitsuo Tsuji
Standing Statutory Auditor



Nozomu Ohara
Auditor



Keiichi Kitano
Auditor



Hisakazu Nakanishi
Auditor

Promoting intellectual property protection and use

MegaChips has placed strategic emphasis on the effective use of intellectual property (IP) and its protection to bolster competitiveness since our concentration of management resources on R&D has made IP a crucial asset.

Research & Development

R&D policy, theme

As a fabless technology company, the MegaChips group believes R&D activities are among the most important of its strategic management issues. In order to maintain our competitiveness in the areas of LSI and systems products, and service solutions for these products, we gear our efforts toward core technologies related to image, audio and communication. We continue to invest in R&D and concentrate our resources on basic research into integration of the next-generation of standards and application technologies that differentiate MegaChips from other R&D endeavors. Overall, our goal is to develop advanced, original technologies and groundbreaking algorithms and architecture*.

* Algorithms are logic structures for information processing methodologies and formats, expressed in mathematical equations. Architecture is the theory behind the design of LSI hardware and software and a map for implementing algorithms.

R&D Focuses

Basic R&D	Algorithms and architecture development for compression/decompression of images, voice and music; and processing of images and communications
System LSI development	LSIs for consumer video games and arcade games, cellular phones, PDAs, and equipment for digital terrestrial broadcasts; and for image, audio and communication processing in digital cameras and cellular phone cameras.
Systems product development	Digital image recording systems, digital image transmission servers, and network cameras.

R&D activities

R&D activities are conducted under the auspices of the technology division of each operating company in the MegaChips group. More than half of the employees in the group are engaged in R&D work directly or indirectly.

MegaChips Corporation has set up the Synergy Committee on R&D to maximize the groupwide synergy effect and to elevate technology levels for enhanced competitiveness. The Committee, in coordination with group companies, shares groupwide core technologies; explores new technology development opportunities; determines R&D policies; and distributes resources optimally within the group.

MegaChips also promotes joint development and alliances with other research institutes, universities and companies to accelerate the commercialization of new technologies.

R&D expenditure

R&D expenses during fiscal 2006 totaled ¥1.3 billion, comprising ¥1,139 million in the LSI Business and ¥161 million in the Systems Business.

In basic research, MegaChips focuses on the technologies of image, audio and communications. During the year in review, the LSI Business engaged in the development of cutting-edge LSI devices for consumer video games and arcade games, cellular phones and other mobile devices, digital cameras, and televisions and other equipment to view digital terrestrial broadcasts. The Systems Business developed security monitoring systems and other new products in the area of image and audio communications that utilize broadband networks.

R&D Organization at MegaChips


R&D Activities
MegaChips LSI Solutions Technology Division
Coordination
R&D strategy planning and R&D investment allocation, reflecting business strategies and synergy effects
New technologies and ideas to be registered and managed as IP rights (Specialized IP department)
Strategy Planning and IP Right Management
MegaChips Corporation, holding company (the first section of the TSE)
Board of directors' meetings
Groupwide strategic meetings
Specialized IP department

R&D Expenses


LSI Business
Systems Business
(¥ Millions)
2,000
1,500
1,000
500
0
1,602
873
729
1,235
497
738
1,629
432
1,197
1,704
217
1,487
1,300
161
1,139
2002
2003
2004
2005
2006

IP Strategy

Strategy on intellectual property in line with business strategies

Since MegaChips is a R&D-focused, fabless company, new ideas, know-how and other IP resources in various stages of core and basic technology development provide the foundation of our competitiveness. Positioning IP rights as a vital source of strengthening competitiveness, we set up a specialized IP department in registration and management of patents and other IP rights.

The department also strategizes obtaining IP rights based on group companies' business strategies. To effectively obtain IP rights for future business expansion, it reviews and selects competitive technological traits from a wide range of *technology seeds for new technology and product development* in the business strategies of each group company. Drawing a technology roadmap, the department plans on IP rights registrations from short-term as well as mid- to long-term perspectives.

Coping with global expansion

In the past few years, MegaChips has promoted obtaining IP rights to advance business activities in China, Korea and other Asian markets, as well as in the U.S. and Europe for future global expansion.

During the year in review, the MegaChips group applied for 8 patents in China and obtained 4. We also applied for 24 patents overseas, and registered 7. In considering future business development and product introductions overseas, we have increased the number of applications for registering patents that take effects in multiple countries while pursuing our goal of increasing patent applications overall.

Examples of patent applications in basic R&D

Technology areas	Basic technologies
Compression of moving pictures, voice and music	MPEG-4, AAC, H.264, H.263, SRVC (Super Real -Time Video Codec, our original image codec format)
Compression of static images	JPEG2000
Communications	OFDM (orthogonal frequency division multiplexing technology), wireless LAN, image data transmission
Image processing	Resolution enhancement, color adjustment, anti-shake, noise reduction, etc.

Representative examples of our market-driven products, featuring our patented technologies



Multi-media processing LSI devices for 3G cellular phones with technologies for:
- high speed memory access
- display control circuits
- more efficient memory use
- power-saving circuit control



Image processing LSI devices for digital cameras and cellular phone cameras with technologies for:
- image processing in pixel interpolation, color adjustment, picture rotation, etc.
- enabling processing circuits that support a variety of image-capturing sensors
- realizing power saving while enabling high speed processing of large capacity data in response to high resolution sensors (Pixessor™ ultra high-speed image processing unit)



LSI devices for digital terrestrial broadcasts with technologies for:
- stabilizing reception quality at the high speeds at which mobile devices travel
- high speed channel search
- enabling high quality reception through ghost cancellation



Custom memories for games with technologies for:
- enabling mass capacity, high speed interface, improving security



Digital video recorders with:
- SRVC (Super Real -Time Video Codec, our original image codec format)
- technology for improving a recording function prior to abnormal events
- technology enabling high speed search of recorded data



Network cameras with technologies for
- facilitating programming
- improving display features of moving pictures

Patent Applications and Registrations in the Past Three Years


Applications (Japan)
Registrations (Japan)
Applications (Overseas)
Registrations (Overseas)
100
80
60
40
20
0
60
13
9
4
54
8
7
3
90
13
24
7
Japan Overseas
Fiscal 2004
Japan Overseas
Fiscal 2005
Japan Overseas
Fiscal 2006

Patent Applications and Registrations by region (as of the end of FY2006)


Applications
Registrations
Total amount of applications: 554
Total amount of registrations: 127
3 1
Europa
25 15
Asia
444
70
Japan
69
41
U.S.A
13
Others*

* "Others" indicate the number of applications for patents which international patent treaties allow to take effect in multiple countries, where MegaChips may expand in the future.

As a Responsible Member of Society -

The MegaChips group *considers corporate social responsibility* (CSR) *a high priority management* practice. With an emphasis on building an optimal corporate governance system and observing compliance, we have implemented appropriate measures and systems to satisfy stakeholders' interests. The following are representative examples of our ongoing work in this area.

Confidentiality and privacy

We enter into numerous confidentiality agreements on advanced technologies with electric appliance makers, cellular phone manufacturers and other clients rendered to us at the time of customer-specific LSI development. Confidential information is only revealed to us after the conclusion of such agreements, when we have duly complied with the terms of the contracts to handle it. As for privacy protection, we have established a personal information protection policy and fully implement it by appropriately handling, storing and managing personal information.

Quality control and management

One of our critical management priorities rests in ensuring and improving quality in every aspect of our business from planning, research and development to manufacturing, shipping and service, as well as in delivering products and services that satisfy our customers. We have continuously upgraded our quality management system to offer high quality products and services and have been ISO9001 certified* since March 2006.


ISO9001 Certification

* ISO9001 is an internationally recognized standard that specifies requirements for a quality management system and helps business continually improve its processes.

Compliance and fair trading practice

As a fabless company, the MegaChips group works with a number of contracted manufacturers and developers. We study domestic and overseas laws and regulations to comply with all legal requirements. When doing business with contracted manufacturers in Japan, our personnel – keeping abreast of legal requirements including the Act against Delay in Payment of Subcontract Proceeds – make sure to observe antimonopoly law and other fair trade practice laws. In addition, we review and update our guidelines as needed.

Environmental Activities

Environmental policy

MegaChips believes environmental preservation is essential for a brighter future for generations to come. Based on this belief, we continue to build "symbiotic relationships" between the environment and our business, contributing to a greener, cleaner Earth.

Environmental management system

The MegaChips group has established its environmental management system according to ISO 14001* and continues to strive to control environmental load and impact.

* ISO 14001 is an internationally recognized standard that sets forth requirements for an environmental management system, helping to minimize negative environmental impacts.


ISO14001 Certification

Green Purchase guidelines

Many countries increasingly sign on to regulations that prohibit or limit the use of substances that are harmful to nature and humans, as exemplified by the RoHS Directive* in the EU market. The MegaChips group has recognized this important issue of reducing adverse environmental impact and has set up its Green Purchase guidelines to further reduce levels of harmful substances in our products.

* The RoHS Directive stands for the restriction of the use of certain hazardous substances in electrical and electronic equipment to protect human health and the environment through the restricted use of certain hazardous substances in a product's life cycle from design and production to disposal.

Environmental Activities of Group Companies

◎ indicates the achievement ratio of result/goal surpassing 110%;
○ means "achieved"; △ indicates the achievement ratio over 90%;
× indicates the ratio at less than 90%

MegaChips Corporation

MegaChips Corporation is a holding company, and the parent company of MegaChips LSI Solutions and MegaChips System Solutions. In the light of its leadership position, it promulgates environmental policies for its group companies and initiates groupwide environmental activities, in addition to its own environmental preservation efforts.

MegaChips Corporation sets groupwide policies, encourages and reviews overall environmental activities of the group, provides educational programs on environmental preservation and communicates its importance throughout the group.

It develops groupwide "Eco-Office" initiatives for energy saving, resource saving, and recycling practices in its offices.

Eco-Office activities (fiscal year ending March 31, 2006)

	Activities	Goal	Result	Result/ Goal
Energy saving	Reduction of electricity consumption in offices *1	20%	22%	◎
Recycling	Recycling of wastes in offices *2	85%	99%	◎
Resource saving	Reduction of copy/print paper purchasing in offices *3	0%	6%	◎

*1 Change in electricity consumption from fiscal year ending March 31, 2003 to fiscal year ending March 31, 2006.

*2 Copy/print paper, newspapers, cans, bottles, PET bottles and other wastes are collected separately, and regular inspection is conducted to ensure correct separation. Calculation of "recycling of wastes" in the table above is based on the ratio of the amount of material correctly separated to the amount of material deemed necessary for separation

*3 As compared with the amount of copy/paper purchasing in fiscal year ending March 31, 2005, it has been reduced in spite of number of employee had been increased.

MegaChips LSI Solutions

MegaChips LSI Solutions supplies sophisticated, high-quality system LSIs for games, cellular phones, digital still cameras, digital televisions and other devices. Capitalizing on its product development technology and leveraging the most advanced technologies available in the industry, the company also focuses on delivering products that are safe and environmentally friendly. In pursuit of reducing environmentally negative loads, it places emphasis on such activities as decreasing electricity consumption, making compact/small products (ex. saving materials), and abolishing the use of lead.

*4 By making products smaller, reductions in materials, energy and other areas are expected (shown in the table on the right).

*5 MegaChips LSI Solutions has succeeded in practicing lead-free soldering on all its products, as part of eliminating lead, which is known to be harmful to human health and the environment.

Environmental activities for LSI products (fiscal year ending March 31, 2006)

	Activities	Goal	Result	Goal/ Results
Eco products	Reduction of electricity consumption in LSIfor digital camera (current DSC-4L in comparison of previous model)	20%	20%	○
	Smaller LSI for digital camera (DSC-4L) *4	28%	28%	○
"Green" procurement	Lead-green procurement *5	100%	100%	○

Estimated reductions by smaller product designs

Life cycle/ stage	Main areas of reductions
Production	Materials for products (direct materials) Materials used in production (indirect materials) Energy and resources used in production
Transportation	Energy (smaller products requires less transportation needs)
Waste	Industrial wastes

MegaChips System Solutions

Using its development technology, cultivated by high-performance, high-quality image recording/transmission systems for security monitoring, MegaChips System Solutions offers cutting-edge systems, which are not only multifunctioning and peak performing with high-quality images but also environmentally friendly and safe.

The company implements environmental activities in product development, particularly in the areas of reducing parts and components, standardizing moldings in production, and shortening development time through adopting common circuit designs and programs, while relentlessly improving on quality.

*6 By reducing parts and standardizing moldings (molding plastic or metal to shape a product), the following reductions are expected (shown in the table on the right).

Environmental activities for systems (fiscal year ending March 31, 2006)

	Activities *6	Goal	Result	Goal/ Results
Eco products	Reduction of parts in a security product (monitoring units for specific customer developed in fiscal year ending March 31, 2006)	5%	9%	◎
	Reduction of parts in a digital image recording product (monitoring units for specific customer developed in fiscal year ending March 31, 2006)	5%	12%	◎
	Reduction of parts in a network camera (JPEG Camera)	25%	28%	◎

Estimated reductions by reducing parts and standardizing moldings

Life cycle/ stage	Main areas of reductions
Production	Main areas of reductions Materials for products and moldings (direct materials) Materials used in production (indirect materials) Energy and resources used in production
Transportation	Energy (less number of parts requires less transportation needs)
Waste	Industrial wastes

Social contribution

Ichibancho Incubation Center

Teaming up with BreakPoint Co., Ltd and Rheos Capital Works Inc., we opened the Ichibancho Incubation Center in our Tokyo office on September 12, 2005. As a pioneering R&D-focused, fabless company, MegaChips has accumulated experience and know-how in solving problems and challenging new business creation in its development stages. By establishing a business incubation center, Megachips hopes to make a social contribution, inspiring entrepreneurial start-up companies and individuals with our own entrepreneurial spirit and sharing our know-how, while providing them with hardware and software support.

Pursuing a goal of helping to turn new entrepreneurial ventures into publicly traded companies within five years, the Center not only provides much-needed office space for nascent business owners but offers other support services, including mentoring*, management seminars, assistance in forming alliances with other ventures, and financing.

* Experienced, seasoned executives become mentors, helping entrepreneurs by offering training, counseling and coaching.

Outline and activities of the Ichibancho Incubation Center



Entrance

Location:
Ichibancho MS Bldg., 17-6 Ichibancho, Chiyoda-ku, Tokyo

Floor space:
595 square meters

Facilities:
40 offices, 5 conference rooms, a large meeting room (accommodating 40 people), broadband Internet access and major office automation equipment

Activities include:

- Ichibancho management lecture series (the Ichibancho School) by president Fujino of Rheos Capital Works and chairman Shindo of MegaChips.
- Seminars by lawyers, accountants and experts in labor issues, intellectual property, etc., as well as conferences on business alliances offered by experienced professionals in alliance activities at large Japanese companies.
- Counseling, assistance in outsourcing

Chairman Shindo shares his expertise in new business development at the Ichibancho School



Masahiro Shindo
Chairman
Megachips Corporation

"Many enthusiastic entrepreneurs with different goals in mind gather for lectures at the Ichibancho School. I believe helping eager entrepreneurs grow professionally and succeed will be essential to the overall growth and revitalization of the Japanese economy. By assisting the next generation of entrepreneurs in learning from entrepreneurial expertise and know-how through these lectures, it is my humble way of giving back to society. I hope our lectures will inspire start-up companies to create new business models and further enhance their competitiveness."

Sponsoring Campus Venture Grand Prix Osaka

MegaChips has been one of the co-sponsors of the Campus Venture Grand Prix Osaka, jointly organized by the Nikkan Kogyo Shimbun Ltd. (Business & Technology Daily News) and the Settsu Suito Shinkin Bank Ltd. The Grand Prix is an annual competition – open to students in Osaka who submit new business ideas – that promotes new industry creation and supports entrepreneurship among students. The committee, comprised of business leaders and scholars, presents awards to the best proposals for innovative products, technologies, businesses and service.

We have not only sponsored the competition since its inception but also participated in the committee as a member to review proposals in new technology. We will continue supporting and helping nurture talented young people with entrepreneurship through sponsoring activities.



Financial Section

Contents

Five-Year Summary

MegaChips Corporation and Consolidated Subsidiaries
For the five years ended March 31

	Millions of yen except for per share amounts						Thousands of U.S.dollars (I)
	2002	2003	2004 (III)	2004 (IV)	2005	**2006**	**2006**
For the Year:							
Net sales:	¥ 36,899	¥ 29,056	¥ 25,879	¥ 25,879	¥30,122	**¥30,722**	**$261,530**
Customer Specific LSI (ASIC)	28,751	19,351	16,184	16,184	21,033	**23,938**	**203,779**
Application Specific LSI (ASSP)	3,715	6,047	6,640	6,640	6,021	**3,729**	**31,741**
Other LSI	0	39	3	3	3	**—**	**—**
Systems (II)	4,433	3,619	3,052	1,816	2,547	**3,055**	**26,010**
Audio Authoring (II)	—	—	—	1,236	518	**—**	**—**
Cost of sales	30,164	23,312	20,219	20,219	24,070	**25,187**	**214,409**
Selling, general and administrative expenses	3,891	4,003	4,151	4,151	3,879	**3,415**	**29,076**
Operating income	2,844	1,741	1,509	1,509	2,173	**2,120**	**18,045**
Net income	1,647	192	280	280	1,175	**1,322**	**11,251**
R&D expenses	1,602	1,235	1,629	1,629	1,704	**1,300**	**11,066**
LSI	729	738	1,197	1,197	1,487	**1,139**	**9,696**
Systems	873	497	432	432	217	**161**	**1,370**
At Year-End:							
Total assets	¥ 20,713	¥ 19,996	¥ 18,183	¥ 18,183	20,598	**23,987**	**204,194**
Shareholders' equity	16,053	15,430	15,372	15,372	16,262	**16,834**	**143,304**
Employees	245	255	199	199	175	**195**	**195**
	Yen						U.S.dollars (I)
Per share information:							
Net income - basic	¥ 67.02	¥ 7.85	¥ 10.09	¥ 10.09	¥44.73	**¥50.95**	**$0.43**
Net income - diluted	—	—	—	—	—	**50.92**	**0.43**
Shareholders' equity	653.14	632.95	607.49	607.49	642.13	**677.61**	**5.77**
Cash dividends	10.00	10.00	10.00	10.00	15.00	**16.00**	**0.14**
	Shares						Shares
Number of Shares issued at year end	24,661,017	24,661,017	25,939,217	25,939,217	25,939,217	**25,939,217**	**25,939,217**

I : The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥117.47 US$1, the rate prevailing on March 31, 2006.

II : Systems includes the Audio Authoring Business results in fiscal 2002 to 2004. Since Cameo Interactive Inc. took over the Audio Authoring Business from MegaChips System Solutions Inc. in April 2004, Audio Authoring is categorized as an independent segment, separated from Systems, for the fiscal years ended March 31, 2004 and 2005.
The MegaChips group sold Cameo Interactive Inc. to the e-frontier group on October 29, 2004. Cameo was deemed no longer a consolidated subsidiary as of October 1, 2004. Therefore, Audio Authoring for the fiscal year ended March 31, 2005 includes only its results during the first half of the fiscal year.

III : Systems including the Audio Authoring Business results

IV: Audio Authoring separated from Systems

Analysis of Sales and Financial Standing

MegaChips Corporation and Consolidated Subsidiaries

Analysis of Business Results

Sales

In the fiscal year that ended March 31, 2006 (fiscal 2006), the Japanese economy showed steady and expanding, encouraged by improved corporate revenues and expanded capital investment, coupled with a gradually improving labor market.

The total market for electronics dropped slightly from the prior year, despite continuing growth in the sub-market for 3G cellular phones and such digital consumer appliances as high definition TVs.

Against this backdrop, the MegaChips group placed emphasis on bolstering its mainstay business of customer-specific LSIs (ASICs). At the same time, by capitalizing on our unique set of technologies in image and audio compression/decompression, and communication processing, we stepped up development and sales efforts in two other business areas: application-specific LSIs (ASSPs) developed for digital cameras, cellular phones, and other devices; and unique systems products incorporating our cutting-edge LSI technology.

Thanks to the rapid popularization of digitized images, voice, music and communication, and the growing prevalence of broadband networks and 3G cellular phones, the MegaChips group enjoyed further expansion of market opportunities in information communications. In addition to introducing new system LSI products for expanding market sectors such as high-performance digital cameras, 3G cellular phones and digital terrestrial broadcasting, we aggressively pursued further growth by developing and marketing digital image-recording and transmission systems for security monitoring and other original systems products.

As a result, MegaChips' consolidated sales rose 2 percent from fiscal 2005 to ¥30,722 million.

Sales by Segment

LSI Business

Sales of customer-specific LSIs (ASICs) climbed 13.8 percent to ¥23,938 million, thanks to steady growth of LSIs (custom memories for game software storage) throughout the year.

By contrast, sales of application-specific LSIs (ASSPs) fell 38.1 percent from a year earlier to ¥3,729 million, despite a steady demand for LSIs for digital cameras. This decline is attributable to a drop in demand for multi-media processing LSIs for 3G cellular phones, resulting in inventory adjustments for current LSIs.

Consolidated sales for the LSI Business unit increased to ¥27,667 million, up 2.3 percent from the prior year.

Systems Business

Sales in the Systems Business posted a healthy increase of 19.9 percent to ¥3,055 million, mainly due to a steady demand in digital video recording and transmission systems for security monitoring uses.

Geographical Sales Breakdown

Sales in Japan totaled ¥29,092 million, comprising 94.7% of total sales. Sales in Asia, including Taiwan and China, amounted to ¥1,630 million, 5.3% of total sales.

Costs and Expenses and Operating Income

During fiscal 2006, the cost of sales totaled ¥25,187 million, while the cost-to-sales ratio came to 82 percent, up 2.1 percentage points from the previous year, mainly due to the

Net Sales (¥ Millions)



0
10,000
20,000
30,000
40,000
2002
36,899
2003
29,056
2004
25,879
2005
30,122
2006
30,722

Net Sales by LSI Business (¥ Millions)



Customer Specific LSI (ASIC)
Application Specific LSI (ASSP)
Other LSI
0
10,000
20,000
30,000
40,000
2004
22,827
16,184
6,640
3
2005
27,057
21,033
6,021
3
2006
27,667
23,938
3,729

Net Sales by Systems Business (¥ Millions)



0
1,000
2,000
3,000
4,000
2004
1,816
2005
2,547
2006
3,055

softened demand for low cost-to-sales ASSPs. Gross profits on sales fell 8.5 percent to ¥5,535 million.

Selling, general, and administrative (SGA) expenses during fiscal 2006 totaled ¥3,415 million, down ¥463 million, an 11.9 percent decrease from a year earlier, as a result of an improvement in groupwide both efficient use of expenditures and distribution of management resources under the holding company system. The selling of Cameo Interactive, Ltd. , which was a subsidiary for the audio authoring business until the middle of fiscal 2005, also contributed to the reduction of SGA expenses in the year under review. Labor costs, comprising salaries, officers' retirement allowances, and bonuses, declined 8.7 percent (a decrease of ¥90 million) to ¥945 million, also contributing to the overall decrease in SGA. In addition, R&D expenditures fell 23.7%, or in the amount of ¥440 million, to ¥1,300 million from a year earlier. While as a R&D-focused, fabless company, our aggressive R&D investment was not compromised, the higher number of joint R&D projects, based on contracts with clients, effectively lowered the expenditure.

Consequently, consolidated operating income for fiscal 2006 totaled ¥2,120 million, a 2.5 percent decline from the previous year.

Operating Income by Segment

Consolidated operating income for LSI Business operations fell 5.3 percent to ¥25,695 million, mainly due to the softened demand for ASSPs, which led to a worsening cost-to-sales ratio in the segment. The net income, as a result, was down 25.1% to ¥2 billion.

The Systems Business posted an operating income of ¥113 million, fully recovered from a loss of ¥457 million a year before. Operating expenses in the segment totaled ¥2,943 million, down 2.1%, as a result of ongoing efforts to enhance profitability through reducing costs and raising profit margins – measures consistent with the selection and concentration policy begun in fiscal 2004.

Net Income Before Taxes

Income before taxes climbed 7.9 percent to ¥2,177 million, mainly owing to ¥57 million of the proceeds from the sale of investment securities.

Net Income

Income taxes, including corporate income city and business operations taxes, totaled ¥728 million, down 46 percent from the previous year, reflecting lower taxable income.

Adjusted corporate income taxes for this year came to ¥127 million (negative ¥505 million last year), mainly due to a decrease in deferred tax assets. As a result, after-tax net income rose 12.5 percent from the previous year to ¥1,322 million.

Dividends

Dividend distribution was ¥16 per share as of March 31, 2006. MegaChips' dividend policy is to link dividend payments to business activity, allocating about 30% of profit for the year on a consolidated basis as dividends and pledging to maintain a dividend level of ¥10 per share during any fiscal year.

Operating Income (¥ Millions)


0
1,000
2,000
3,000
4,000
2002
2,844
2003
1,741
2004
1,509
2005
2,173
2006
2,120

Operating Income to Sales (%)


0
2.0
4.0
6.0
8.0
2002
7.7
2003
6.0
2004
5.8
2005
7.2
2006
6.9

Net Income (¥ Millions)


0
500
1,000
1,500
2,000
2002
1,647
2003
192
2004
280
2005
1,175
2006
1,322

High Liquidity and Outstanding Reserves

Cash Flow

Cash and cash equivalents in fiscal 2006 decreased ¥3,337 million to ¥4,678 million.

Net cash used by operating activities came to ¥3,472 million, up ¥404 million from a year earlier. The change was due mainly to an increase of ¥4,328 million in accounts receivable, despite the before tax net income of ¥2,177 million, a 7.9% increase.

Net cash used by investment activities totaled ¥2,015 million, up ¥1,615 million from the previous year, primarily on account of the purchase of common stock of Macronix International Co., Ltd., which bolstered a strategic alliance for the company.

Consequently, the group posted a negative free cash flow of ¥5,487 million, the sum of net cash from operating activities and investment activities, adding ¥2,018 million more from a year earlier.

Net cash provided by financing activities totaled ¥2,009 million, reflecting an increase of ¥3,001 million in short-term debt and an increase of ¥615 million in treasury stock. Net cash used by financing activities came to ¥252 million last year.

Financial Policy

As a fabless company, the MegaChips group requires financing primarily for the operational costs associated with developing new technologies and products, while allocating operating expenses in cost of sales and SGA. A major item in operating expenses is related to manufacturing on consignment in the LSI Business.

The balance of debt at the end of fiscal 2006 amounted to ¥3 billion, which consisted mainly of short-term debt. The MegaChips group is confident of its ability to raise sufficient funds for business expansion needsthrough the liquidation of accounts receivable and other assets, equity financing, and bank loans on a as-needed basis in order to finance operations and the capital investments required for corporate growth, in view of its healthy asset balance, financial position, and cash flow.

Financial Position

Total assets on a consolidated basis stood at ¥23,987 million at the end of fiscal 2006, an increase of ¥3,389 million from the year-earlier period. Liquid assets, consisting mainly of cash and cash equivalents, notes, and accounts receivable and inventories, rose by ¥1,115 million, to ¥19,986 million. Cash and cash equivalents declined ¥3,337 million, while notes and accounts receivable increased by ¥4,329 million. Investments and other assets also increased by ¥2,284 million to ¥3,679 million as a result of acquiring common stock of Macronix.

Liquid assets represented 83.3 percent of the company's

Net Income Per Share-basic (¥)


0
20
40
60
80
2002
67.02
2003
7.85
2004
10.09
2005
44.73
2006
50.95

Dividends (¥)


0
5
10
15
20
2002
10
2003
10
2004
10
2005
15
2006
16

Free Cash Flow (¥ Millions)


-8,000
-4,000
0
4,000
8,000
2002
5,060
2003
1,227
2004
6,315
2005
-3,469
2006
-5,487

total assets; this extremely high level of liquidity is the greatest strength of the MegaChips balance sheet. The current ratio of liquid assets to liabilities stood at 2.81 to 1 at the end of fiscal 2006.

Quick assets, calculated by deducting inventories of ¥970 million from total liquid assets, stood at ¥19,016 million at year-end, representing 79.3 percent of total assets. The extremely liquid character of MegaChips' asset base reflects its posture as a fabless company, which eliminates the need to hold long-term fixed assets in the form of production facilities. Operating under the holding company system, MegaChips will continue to pursue a financial strategy of maintaining high liquidity and a healthy balance sheet.

On the other side of the balance sheet, total liabilities rose ¥2,818 million from a year earlier, to ¥7,153 million. The main components were ¥3,046 million in trade accounts payable, chiefly to LSI manufacturers on consignment, and ¥3 billion in short-term debt.

The jump in total liabilities reflects a ¥3 billion increase in short-term debt.

Total shareholders' equity climbed ¥571 million from the previous year, to ¥16,834 million. This increase was largely attributable to a purchase of treasury stock in the amount of ¥615 million, as well as to a 12.5 percent increase in net income to ¥1,322 million. As a result, the equity-to-assets ratio at year-end was 70.2 percent.

Research and Development, Patents and Other Intellectual Property Rights

The MegaChips group believes its R&D activities one of the most important management strategic issues, and more than half of its employees are engaged in R&D work directly and indirectly. During fiscal 2006, ¥1.3 billion was used as R&D expenses, a 23.7 percent decline from the previous year. Following are major R&D activities in the year under review.

The LSI Business concentrated in the area of basic research and technology development for compression algorisms and architectures, including those for digital camera image processing, as well as such next generation standards as H.264 decoding and encoding and OFDM (orthogonal frequency division multiplexing technology). In addition, its product development work included system LSIs for games; multi-media processors for 3G cellular phones that are compatible not only with Japanese standards for mobile devices but with Korean and European ones; OFDM demodulation LSIs to be used for Japan's digital terrestrial broadcasting; and all-in-one chips for digital cameras that enable the world's fastest speed image processing.

R&D investments made in the LSI Business fell 23.4 percent to ¥1,139 million.

The Systems Business successfully developed a new security monitoring system, which can process images from a number of cameras by incorporating a newly developed image-processing LSI. It also began development of a fully digital recording and transmission system. A new network camera for consumer markets was successfully developed, which is easy to use, priced reasonably and compatible with cellular phone network environments, as well as featuring wireless network connectability and pan & tilt head movement.

R&D investments in this segment amounted to ¥161 million, a 25.8 percent decrease from a year earlier.

Shareholders' Equity (¥ Millions)


0
5,000
10,000
15,000
20,000
2002 16,053
2003 15,430
2004 15,372
2005 16,262
2006 16,834

Total Assets (¥ Millions)


0
5,000
10,000
15,000
20,000
25,000
2002 20,713
2003 19,996
2004 18,183
2005 20,598
2006 23,987

ROE (%)


0
3.0
6.0
9.0
12.0
15.0
2002 10.7
2003 1.2
2004 1.8
2005 7.4
2006 8.0

MegaChips has placed strategic emphasis on acquiring patents, trademarks and other intellectual property rights. During fiscal 2006, 15 LSI-related patent rights were acquired, while applications were submitted for an additional 54 patents on LSIs. In addition, 6 systems-related patents were acquired, and applications for an additional 14 patents were filed. At fiscal year-end, MegaChips owned or had applied for a total of 630 intellectual property rights: 348 in the LSI Business, and 282 in the Systems Business.

LSI Business

Industrial Property Rights (As of March 31, 2006)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	99	3	4	2	108
Applied for	238	—	2	—	240
Total	337	3	6	2	348

Patents by Country (As of March 31, 2006)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	48	39	5	2	4	1	—	99
Applied for	193	28	1	5	1	2	8	238
Total	241	67	6	7	5	3	8	337

Systems Business

Industrial Property Rights (As of March 31, 2006)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	28	—	58	—	86
Applied for	189	—	7	—	196
Total	217	—	65	—	282

Patents by Country (As of March 31, 2006)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	22	2	1	2	1	—	—	28
Applied for	181	—	—	3	—	—	5	189
Total	203	2	1	5	1	—	5	217

ROA (%)


0
3.0
6.0
9.0
2002
7.8
2003
0.9
2004
1.5
2005
6.1
2006
5.9

R&D Expenses (¥ Millions)


LSI Business
Systems Business
0
500
1,000
1,500
2,000
2002
729
873
1,602
2003
738
497
1,235
2004
1,197
432
1,629
2005
1,487
217
1,704
2006
1.139
161
1,300

Cautionary Statement on Risks

The items described below indicate risks on operations and others at the Megachips group, which may adversely affect its business performance, stock price and financial condition. They may contain forward-looking statements with respect to certain future events and performance, reflecting its management's current views and assumptions as of March 31, 2006.

(1) Dependence on specific customers and contractors

a) Customers

Sales of LSIs for game software storage (custom memories) and other devices to Nintendo Co., Ltd. represent a high percentage of total sales for the MegaChips group. In fiscal 2006, sales to Nintendo totaled ¥24,557 million, representing 79.9 percent of our total sales. Therefore, the group's sales will likely be affected by sales of Nintendo games and game software, which incorporate MegaChips products, as well as Nintendo's decisions on the use of MegaChips products.

b) Manufacturing contractors

The MegaChips group follows the fabless business model, which provides for our focusing on R&D and contracting out production. This model has helped us grow unfettered by large capital investment needs, while we concentrate on developing original technologies and incorporating them into new products that match customers' needs. Production is contracted out to companies based both in Japan and overseas. Our largest contractor is Taiwan-based Macronix International Co., Ltd., which produces game software storage (custom memories) and other LSIs for Nintendo game consoles and peripherals. In the event that Macronix were forced to discontinue production, our business results may be negatively affected.

We have concluded contracts with Nintendo and Macronix, respectively, detailing manufacturing outsourcing arrangements. We are determined to maintain close and effective relations with both companies to ensure a stable supply of our products.

(2) Operations

a) Risks in the LSI Business

The MegaChips group, as a fabless company, owns no production facilities and the production of system LSIs is carried out by contracted chip manufacturers. Therefore, volume and price are affected by market demand and supply, and volume and price may differ from those projected in our plans.

Our LSI products are used in advanced digital appliances and devices, but it is impossible to ensure that they will continue to be competitive among the same customers, given the rapid pace of technological innovation in this field. Those products that use our LSIs are also susceptible to keen competition and shifting markets. Therefore, demand for LSI products is generally susceptible to fluctuations.

b) Risks in the System Business

We offer systems products such as digital image recording and transmission systems for security monitoring, and consumer products that utilize broadband networks.

Demand for security monitoring systems is dependent on capital investment in the security management and monitoring industries, which consequently affects our group's business performance.

Groupwide efforts are made to excel in digitalization and network technologies. We also plan to maintain competitiveness by offering image systems that are optimized for customers' business operations. However, performance in the Systems Business may be affected by radical technological innovations and products introduced by our competitors, along with new services.

While MegaChips continually pursues new business opportunities, performance in the Systems Business may also be affected by delays in launching new products and other unexpected developments.

c) Risks relating to strategic investments

On May 12, 2005 the MegaChips group concluded a strategic business alliance agreement with Macronix International Co., Ltd. to further expand cooperation in the Asia Pacific region, particularly in such growing markets as China. We also purchased common stock of Macronix through our investment subsidiary in Taiwan and sent a director to Macronix to help establish closer relations in human and financial areas and further mutual growth.

Overseas markets operate under local laws and regulations, and business practices are also different from the Japanese market. Unexpected events, deriving from such differences, may arise that may negatively affect our business results and financial position.

In addition, we plan to pursue other business alliances, including capital tie-up, to accelerate the growth of the LSI Business and Systems Business. Although our plans call for business expansion and benefits derived from building complementary relationships among our operations, results may not be as estimated.

d) R&D

The group's competitiveness is based on originating specialized products for specific customers and specific applications in the growing markets for digitized images, voice, music and communications, and on concentrating management resources on R&D activities to develop the most advanced technologies and products.

We have confidence in our ability to continue offering innovative, attractive products. Yet the rapid pace of technological progress may produce drastic changes in demands for products and services that we have not been able to anticipate. In that event, huge R&D investments may be required to adapt to these altered conditions. Those technological and financial demands may affect our business performance.

e) Hiring

It is essential to hire and retain talented engineers who can enhance our capabilities in image, voice, music and communications technology. Our human resources systems have been designed to meet that challenge, and our success in maintaining outstanding development capabilities has been key to the group's business growth. However, in the event that seasoned engineers leave the company or qualified new hires are difficult to find, groupwide competitiveness may be weakened.

(3) Intellectual property rights

As an R&D-focused fabless company, we recognize that protection of intellectual property rights is an important management issue. We continually apply for and register patents, trademarks and other rights to protect our products and services, while conducting rigorous research to prevent infringements of the intellectual property rights claimed by other companies. These groupwide activities have been strengthened, with the assistance of patent services firms.

However, we cannot guarantee that all our applications for patents and trademarks will be granted. And since it is impossible to uncover all the applications for intellectual property rights that other companies have filed for emerging technologies, we may unknowingly violate such rights, and find ourselves involved in litigation. In that event, our business may be affected.

* As of June 23, 2006, there were no pending lawsuits against MegaChips relating to intellectual property rights.

Consolidated Balance Sheets

MegaChips Corporation and its Consolidated Subsidiaries
March 31, 2005 and 2006

	in thousands		in thousands (Note 1)
ASSETS	**2006**	2005	**2006**
Current assets :			
Cash and cash equivalents	**¥ 4,677,767**	¥ 8,015,261	**$ 39,821**
Receivables			
Trade			
Notes	**71,213**	88,047	**606**
Accounts	**13,715,729**	9,369,968	**116,759**
Other	**249,281**	12,258	**2,122**
Allowance for doubtful receivables	**(2,466)**	(1,627)	**(21)**
Inventories (Note 6)	**970,183**	628,318	**8,259**
Deferred income taxes (Note 11)	**189,808**	262,027	**1,616**
Other current assets	**114,757**	497,390	**977**
Total current assets	**19,986,272**	18,871,642	**170,139**
Investments and other assets :			
Investment securities (Note 4)	**2,577,013**	168,688	**21,938**
Investments in unconsolidated subsidiaries and affiliates (Note 4)	**28,488**	28,488	**242**
Long-term prepaid expenses	**158,898**	134,585	**1,353**
Long-term deposits	**400,000**	500,000	**3,405**
Guarantee deposits	**263,912**	263,656	**2,247**
Deferred income taxes (Note 11)	**215,234**	281,854	**1,832**
Other investments	**37,563**	20,346	**320**
Allowance for doubtful receivables	**(2,414)**	(2,846)	**(21)**
Total investments and other assets :	**3,678,694**	1,394,771	**31,316**
Property and equipment :			
Buildings	**183,965**	175,896	**1,566**
Tools, furnitures and fixtures	**165,944**	135,864	**1,413**
	349,909	311,760	**2,979**
Less-accumulated depreciation	**(192,384)**	(149,986)	**(1,638)**
Total property and equipment	**157,525**	161,774	**1,341**
Intangible assets (Note 7):	**164,179**	169,502	**1,398**
Total assets	**¥ 23,986,670**	¥ 20,597,689	**$ 204,194**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	in thousands		in thousands (Note 1)
	2006	2005	**2006**
Current liabilities :			
Short-term debt (Note 8)	**¥ 3,000,000**	¥ —	**$ 25,538**
Payables:			
Trade	**3,046,294**	2,240,761	**25,933**
Construction	**49,562**	8,950	**422**
Other	**211,727**	345,691	**1,802**
Accrued expenses	**252,738**	235,467	**2,151**
Income taxes payable (Note 11)	**535,411**	1,385,469	**4,558**
Advances received	**—**	9,975	**—**
Other	**16,416**	61,740	**140**
Total current liabilities	**7,112,148**	4,288,053	**60,544**
Long-term liabilities :			
Other	**40,591**	47,157	**346**
Total liabilities	**7,152,739**	4,335,210	**60,890**
Shareholders' equity (Note 12) :			
Common stock			
Authorized - 100,000,000 shares			
Issued - 25,939,217 shares	**4,840,313**	4,840,313	**41,205**
Capital surplus	**6,181,300**	6,181,300	**52,620**
Retained earnings	**7,441,029**	6,543,168	**63,344**
Net unrealized gains on securities	**158,728**	819	**1,351**
Foreign currency translation adjustments	**130,433**	—	**1,110**
Treasury stock, at cost			
(683,493 shares in 2005 and 1,183,990 shares in 2006)	**(1,917,872)**	(1,303,121)	**(16,326)**
Total shareholders' equity	**16,833,931**	16,262,479	**143,304**
Total liabilities and shareholders' equity	**¥ 23,986,670**	¥ 20,597,689	**$ 204,194**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2005 and 2006

	in thousands		in thousands (Note 1)
	2006	2005	**2006**
Net sales	**¥ 30,721,884**	¥ 30,122,391	**$ 261,530**
Cost of sales	**25,186,586**	24,070,739	**214,409**
Gross profit	**5,535,298**	6,051,652	**47,121**
***Selling, general and administrative expenses* (Note 10)**	**3,415,537**	3,878,621	**29,076**
Operating income	**2,119,761**	2,173,031	**18,045**
Other income (expenses):			
Interest and dividend income	**4,306**	2,260	**37**
Interest expense	**(6,054)**	—	**(52)**
Other, net (Note 15)	**58,653**	(157,152)	**499**
	56,905	(154,892)	**484**
Income before income taxes and minority interests	**2,176,666**	2,018,139	**18,529**
Income taxes (Note 11) :			
Current	**728,224**	1,348,685	**6,199**
Deferred	**126,746**	(505,306)	**1,079**
Total income taxes	**854,970**	843,379	**7,278**
Net income	**¥ 1,321,696**	¥ 1,174,760	**$ 11,251**

Amounts per share	(Yen)		U.S. dollars (Note 1)
Net income - basic	**¥ 50.95**	¥ 44.73	**$ 0.43**
Net income - diluted	**50.92**	—	**0.43**
Cash dividends	**16.00**	15.00	**0.14**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2005 and 2006

	in thousands							
	Number of shares of common stock issued	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock,at cost	Total
Balance at March 31, 2004	25,939,217	¥ 4,840,313	¥ 6,181,300	¥ 5,650,019	¥ 2,835	¥ —	¥ (1,302,781)	¥ 15,371,686
Net income				1,174,760				1,174,760
Net decrease in unrealized gains on securities					(2,016)			(2,016)
Increase in treasury stock, net							(340)	(340)
Cash dividends paid - ¥10.00 per share				(252,561)				(252,561)
Bonuses to directors and statutory auditors				(29,000)				(29,000)
Loss on disposal of treasury stock				(50)				(50)
Balance at March 31, 2005	25,939,217	4,840,313	6,181,300	6,543,168	819	—	(1,303,121)	16,262,479
Net income				**1,321,696**				**1,321,696**
Net increase in unrealized gains on securities					**157,909**			**157,909**
Increase in treasury stock, net							**(614,751)**	**(614,751)**
Cash dividends paid - ¥15.00 per share				**(378,835)**				**(378,835)**
Bonuses to directors and statutory auditors				**(45,000)**				**(45,000)**
Foreign currency translation adjustments						**130,433**		**130,433**
Balance at March 31, 2006	**25,939,217**	**¥ 4,840,313**	**¥ 6,181,300**	**¥ 7,441,029**	**¥ 158,728**	**¥ 130,433**	**¥ (1,917,872)**	**¥16,833,931**

	Thousands of U.S. dollers (Note 1)						
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	$ 41,205	$ 52,620	$ 55,701	$ 7	$ —	$ (11,093)	$ 138,440
Net income			**11,251**				**11,251**
Net increase in unrealized gains on securities				**1,344**			**1,344**
Increase in treasury stock, net						**(5,233)**	**(5,233)**
Cash dividends paid - $ 0.13 per share			**(3,225)**				**(3,225)**
Bonuses to directors and statutory auditors			**(383)**				**(383)**
Foreign currency translation adjustments					**1,110**		**1,110**
Balance at March 31, 2006	**$ 41,205**	**$ 52,620**	**$ 63,344**	**$ 1,351**	**$ 1,110**	**$ (16,326)**	**$ 143,304**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2005 and 2006

	in thousands		in thousands (Note 1)
	2006	2005	**2006**
Cash flows from operating activities :			
Income before income taxes and minority interests	**¥ 2,176,666**	¥ 2,018,139	**$ 18,529**
Adjustments for :			
Depreciation and amortization	**230,993**	224,194	**1,966**
Loss on disposal of fixed assets	**1,217**	1,468	**10**
Loss on sales of fixed assets	**—**	30,340	**—**
Gain on sales of fixed assets	**—**	(11,132)	**—**
Increase (decrease) in allowance for doubtful receivables	**407**	(6,224)	**4**
Increase in accrued for employees' bonuses	**4,239**	30,297	**36**
Interest and dividend income	**(4,306)**	(2,260)	**(37)**
Loss on investments in partnerships	**9,537**	7,533	**81**
Interest expense	**6,054**	—	**52**
Gain on sales of investment securities	**(57,472)**	(17,731)	**(489)**
Gain on forgiveness of debt	**(9,015)**	—	**(77)**
Loss on cancellation of lease agreements	**4,500**	—	**38**
Loss on disposal of system products	**—**	13,445	**—**
Change in assets and liabilities:			
Decrease (increase) in			
Receivables (trade)	**(4,328,494)**	(5,924,757)	**(36,848)**
Inventories	**(341,866)**	468,098	**(2,910)**
Other current assets	**96,886**	(224,394)	**825**
Increase (decrease) in			
Payables (trade)	**801,960**	262,976	**6,827**
Other current liabilities	**(190,722)**	(22,599)	**(1,623)**
Bonuses paid to directors and statutory auditors	**(45,000)**	(29,000)	**(383)**
Other, net	**(11,508)**	62,135	**(98)**
	(1,655,924)	(3,119,472)	**(14,097)**
Interest and dividends received	**4,306**	1,809	**37**
Interest paid	**(6,399)**	—	**(54)**
Income taxes refunded (paid)	**(1,813,840)**	49,326	**(15,441)**
Net cash used in operating activities	**(3,471,857)**	(3,068,337)	**(29,555)**
Cash flows from investing activities :			
Increase in time deposits	**(100,000)**	(500,000)	**(851)**
Decrease in time deposits	**200,000**	—	**1,703**
Purchases of investment securities	**(2,266,414)**	(15,000)	**(19,294)**
Proceeds from sales of investment securities	**84,253**	48,842	**717**
Proceeds from sales of investments in a subsidiary	**—**	207,692	**—**
Purchases of property and equipment	**(55,173)**	(40,778)	**(470)**
Proceeds from sales of property and equipment	**—**	1,300	**—**
Purchases of intangible assets	**(84,331)**	(50,700)	**(718)**
Proceeds from sales of intangible assets	**—**	11,372	**—**
Payments for long-term prepaid expenses	**(68,994)**	(88,795)	**(587)**
Purchases of beneficial interests in trust	**(300,000)**	—	**(2,554)**
Redemption of beneficial interests in trust	**500,000**	—	**4,256**
Payments for guarantee deposits	**(6,612)**	(1,367)	**(56)**
Refunds of guarantee deposits	**1,856**	1,767	**16**
Payments for loans receivable	**(20,000)**	(377,250)	**(170)**
Collection of loans receivable	**100,000**	402,601	**851**
Other, net	**454**	—	**4**
Net cash used in investing activities	**(2,014,961)**	(400,316)	**(17,153)**
Cash flows from financing activities :			
Net increase in short-term debt	**3,001,147**	—	**25,548**
Net increase in treasury stock	**(614,751)**	(390)	**(5,233)**
Cash dividends paid	**(377,351)**	(251,158)	**(3,212)**
Net cash provided by (used in) financing activities	**2,009,045**	(251,548)	**17,103**
Effect of exchange rate changes on cash and cash equivalents	**140,279**	1,015	**1,194**
Net decrease in cash and cash equivalents	**(3,337,494)**	(3,719,186)	**(28,411)**
Cash and cash equivalents at beginning of year	**8,015,261**	11,734,447	**68,232**
Cash and cash equivalents at end of year	**¥ 4,677,767**	¥ 8,015,261	**$ 39,821**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

MegaChips Corporation (the "Company") and its consolidated subsidiaries maintain their official accounting records in accordance with the provisions set forth in the Japanese Securities and Exchange Law, and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan.

Certain accounting principles generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Certain 2005 consolidated financial statement items have been reclassified to conform to the presentation for 2006.

2. Significant accounting policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and four (two in 2005) significant subsidiaries (the "Companies"), over which the Company has power of control through substantial ownership or existence of certain conditions evidencing control by the Company.

As of March 31, 2006, the Company newly consolidated 2 subsidiaries, Shun Yin Investment Ltd. which was acquired common stocks by the Company and MegaChips (Hong Kong) Ltd. which was newly established by subsidiaries.

Investments in unconsolidated subsidiaries and affiliates are recorded at cost and are not accounted for under the equity method because they are insignificant.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries. All significant intercompany transactions and accounts have been eliminated. The difference between the cost of investments and equity in their net assets at dates of acquisition is amortized over five years.

(2) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase that present insignificant risk of change in value are considered to be cash and cash equivalents.

(3) Allowance for doubtful receivables

The Companies provided the allowance for doubtful receivables principally at an amount computed based on the actual ratio of bad debts in the past plus the estimated uncollectible amounts based on the analysis of certain individual receivables.

(4) Inventories

Work-in-process is stated at cost determined by the specific identification method. Other inventories are mainly stated at cost determined by the gross average method.

With regard to inventories that are stated at cost, when there has been a persistent significant decline in value, the Companies have written down the value of such inventories.

(5) Securities and investments

Equity securities issued by unconsolidated subsidiaries and affiliates are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value, and unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains or losses on the sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market value are stated at moving-average cost.

Investments in business partnerships are stated at cost, increased by earnings and decreased by losses and distributions, and included in investment securities.

If the market value of equity securities issued by unconsolidated subsidiaries and affiliates and available-for-sale securities (including investments in business partnerships) declines significantly, such securities are stated at fair market value, and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by unconsolidated subsidiaries and affiliates and available-for-sale securities is not readily available, such securities should be written down to net asset value in the event net asset value declines significantly. Unrealized losses on these securities are reported in the income statement.

Golf-club memberships are stated at cost. If the market values of golf-club memberships decline significantly, such memberships are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market values of golf-club memberships are not readily available, such memberships should be written down to substantial value in the event they decline significantly.

(6) Property and equipment
Property and equipment are stated at cost. Depreciation is computed principally on the declining-balance method based on their estimated useful lives.

The principle estimated useful lives are as follows:

	2005	2006
Buildings	3 ~ 47 years	3 ~ 18 years
Other	2 ~ 15 years	2 ~ 15 years

(7) Intangible assets
Capitalized costs of internal use software are amortized on the straight-line method over estimated useful lives of mainly 5 years.

Capitalized costs of producing product masters to be sold are amortized on the straight-line method over an estimated period of future sales of mainly 3 years.

Amortization of other intangible assets is computed on the straight-line method.

(8) Long-term prepaid expenses
Long-term prepaid expenses are amortized on the straight-line method.

Certain post-development stage expenses related to the initial mass production of new products, except for costs of producing product masters to be sold, are amortized on the straight-line method over an estimated period of future sales of 3 years.

(9) Deferred assets
Inaugural expenses are charged to income as incurred.

(10) Bonuses
Accrued bonus liabilities for employees as of the balance sheet date are based on the estimated amounts to be paid in the future. Bonuses to directors and statutory auditors, which are subject to approval at the general shareholders' meeting, are accounted for as an appropriation of retained earnings.

(11) Income taxes
Income taxes comprise corporation tax, prefectural and municipal inhabitants' taxes and enterprise tax.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are also recognized for tax loss carry-forwards, net of a valuation allowance.

(12) Translation of foreign currencies
All receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates.

Assets, liabilities and income and expenses of a foreign subsidiary are translated into Japanese yen at year-end rates. Shareholders' equity of a foreign subsidiary is translated into Japanese yen at the historical rates. The translation differences arising from the use of different rates are recognized as foreign currency translation adjustments in the consolidated balance sheets.

(13) Finance leases
Finance leases that do not transfer ownership are accounted for in the same manner as operating leases in accordance with generally accepted accounting principles in Japan.

(14) Per share amounts of net income and cash dividends
The computation of net income per share shown in the consolidated statements of income is based upon the weighted average number of issued shares outstanding during each period.

The per share amount of cash dividends represents dividends declared as applicable to the year.

Diluted net income per share is not disclosed because there are no dilutive stock options as of March 31, 2005.

3. Changes of significant accounting policies

Effective April 1, 2005, the Companies adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council of Japan on August 9, 2002) and the Implementation Guidance for Accounting Standard for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

Adoption of this standard had no impact on the Companies' financial statements.

4. Securities

(1) The following tables summarize cost, carrying amount which is fair value, unrealized gains and losses of equity securities classified as available-for-sale securities for which fair values are available at March 31, 2005 and 2006:

a. Securities with unrealized gains:
Equity securities

	in thousands		in thousands
	2006	2005	**2006**
Cost	**¥ 2,082,598**	¥ 931	**$17,729**
Carrying amount	**2,311,003**	973	**19,673**
Unrealized gains	**¥ 228,405**	¥ 42	**$ 1,944**

b. Securities with unrealized losses:
Equity securities

	in thousands		in thousands
	2006	2005	**2006**
Cost	¥ —	¥ —	$ —
Carrying amount	—	—	—
Unrealized losses	¥ —	¥ —	$ —

(2) Total sales of available-for-sale securities for the years ended March 31, 2005 and 2006 are as follows:

	in thousands		in thousands
	2006	2005	**2006**
Amount of sales	**¥ 75,328**	¥ 36,231	**$ 641**
Total gain on sales	**57,472**	17,731	**489**
Total loss on sales	**—**	—	**—**

(3) The following table summarizes book values of securities with no available fair values at March 31, 2005 and 2006:

	in thousands		in thousands
	2006	2005	**2006**
Available-for-sale securities :			
Non-listed equity securities	**¥152,815**	¥166,998	**$ 1,301**
Non-listed foreign bonds	**—**	3,569	**—**
Other	**3,846**	2,806	**33**
Investments in unconsolidated subsidiaries and affiliates :			
Non-listed equity securities	**28,488**	28,488	**242**

The above table includes securities which are included in investments in business partnerships.

5. Derivative transactions

The Companies do not use derivative transactions.

6. Inventories

Inventories at March 31, 2005 and 2006 consisted of the following:

	in thousands		in thousands
	2006	2005	**2006**
Finished products	**¥ 327,971**	¥ 350,323	**$ 2,792**
Raw materials	**216,686**	130,464	**1,845**
Work-in-process	**424,467**	146,319	**3,613**
Supplies	**1,059**	1,212	**9**
Total	**¥ 970,183**	¥ 628,318	**$ 8,259**

7. Intangible assets

Intangible assets at March 31, 2005 and 2006 consisted of the following:

	in thousands		in thousands
	2006	2005	**2006**
Computer software	**¥ 161,404**	¥ 166,727	**$ 1,374**
Other	**2,775**	2,775	**24**
Total	**¥ 164,179**	¥ 169,502	**$ 1,398**

8. Short-term debt

Short-term debt at March 31, 2005 and 2006 consisted of the following:

	in thousands		in thousands
	2006	2005	**2006**
Loans from financial institutions:			
0.44% - 0.45%, maturing in September 2006	**¥3,000,000**	¥ —	**$25,538**
Total	**¥3,000,000**	¥ —	**$25,538**

9. Leases

Non-capitalized finance leases

At March 31, 2005 and 2006 non-capitalized finance leases were as follows:

	in thousands		in thousands
	2006	2005	**2006**
Equipment, at cost as if capitalized	**¥ 6,795**	¥ 20,969	**$ 58**
Intangible assets, at cost as if capitalized	**3,222**	3,222	**27**
Less - accumulated depreciation	**(8,085)**	(17,461)	**(69)**
Total	**¥ 1,932**	¥ 6,730	**$ 16**

The above "as if capitalized" depreciation is calculated on the straight-line method over the terms of the leases. Lease payments, including financing charges, under non-capitalized finance leases for the years ended March 31, 2005 and 2006 were ¥38,755 thousand and ¥28,059 thousand ($239 thousand), respectively. If the above finance leases were capitalized, depreciation of ¥27,152 thousand and ¥23,703 thousand ($ 202 thousand) and interest of ¥1,297 thousand and ¥564 thousand ($5 thousand) would have been recorded for the years ended March 31, 2005 and 2006, respectively.

Obligations under non-capitalized finance leases, excluding the imputed interest portion, at March 31, 2005 and 2006 were as follows:

	in thousands		in thousands
	2006	2005	**2006**
Due within one year	**¥ 1,953**	¥ 7,836	**$ 16**
Due after one year	**76**	2,029	**1**
Total	**¥ 2,029**	¥ 9,865	**$ 17**

10. Research and development expenses

Research and development expenses are charged to income when incurred; such expenses by business segment for the years ended March 31, 2005 and 2006 were as follows:

	in thousands		in thousands
	2006	2005	**2006**
LSI	**¥1,139,028**	¥ 1,487,234	**$ 9,696**
System	**160,928**	216,877	**1,370**
Total	**¥1,299,956**	¥ 1,704,111	**$ 11,066**

11. Income taxes

The Companies are subject to a number of taxes based on income, which in the aggregate indicate a statutory rate in Japan of approximately 41% for the year ended March 31, 2005 and 2006.

(1) Significant components of the Companies' deferred tax assets and liabilities as of March 31, 2005 and 2006 were as follows:

	in thousands		in thousands
	2006	2005	**2006**
Deferred tax assets:			
Excess accrued bonuses	**¥ 69,736**	¥ 66,957	**$ 594**
Excess software costs	**191,292**	246,267	**1,628**
Enterprise taxes	**45,329**	109,991	**386**
Directors' and statutory auditors' severance benefits	**16,496**	16,496	**140**
Valuation loss on inventory	**83,231**	112,916	**709**
Valuation loss on golf-club memberships	**7,630**	7,630	**65**
Loss on write-down of investment securities	**8,304**	8,159	**71**
Loss on write-down of investments in affiliates	**13,213**	12,984	**112**
Loss carry-forwards of the Companies	**744,115**	721,797	**6,335**
Unrealized gains	**2,709**	4,481	**23**
Leases	**2,668**	11,026	**23**
Other	**19,049**	18,543	**162**
Total deferred tax assets	**1,203,772**	1,337,247	**10,248**
Valuation allowance	**(786,077)**	(792,806)	**(6,692)**
Deferred tax assets	**417,695**	544,441	**3,556**
Deferred tax liabilities:			
Net unrealized gains on securities	**(12,653)**	(560)	**(108)**
Total deferred tax liabilities	**(12,653)**	(560)	**(108)**
Net deferred tax assets	**¥ 405,042**	¥ 543,881	**$ 3,448**

With regard to "Loss carry-forwards of the Companies", the Company provides a full valuation allowance due to the uncertainty of the subsidiary's ability to utilize the loss carry-forwards in future years.

(2) The significant differences between the statutory tax rate and the Company's effective tax rate for the years ended March 31, 2005 and 2006 are not shown because such differences are less than 5% of the statutory tax rate.

12. Shareholders' equity

Under the Commercial Law of Japan, the entire amount of the issue price of shares is required to be accounted for as stated capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital. Additional paid-in capital is included in capital surplus.

The Japanese Commercial Law provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of the legal reserve and additional paid-in capital remains equal to or exceeds 25% of common stock, they are available for dividends by resolution of shareholders' meeting. Legal reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Law of Japan.

The directors, statutory auditors, employees and external collaborators of the Company and the Company's subsidiaries may be granted options to purchase the Company's common stock. Information related to the options is as follows:

(1) Granted at the general shareholders' meeting held on June 27, 2002

A resolution to grant options to purchase the Company's common stock (16,600 shares) to certain directors and statutory auditors of the Company's subsidiary and employees of the Company and the Company's subsidiary was approved at the general shareholders' meeting of the Company's subsidiary held on June 27, 2002. These options were taken over to the Company in accordance with the letter of agreement for stock exchange on October 1, 2003.

		Exercise price	
	Number of shares	Yen	U.S. dollars
Balance at March 31, 2004	8,466	¥ 5,946	$ 51
Exercised	—	—	—
Forfeited	(2,490)	—	—
Balance at March 31, 2005	5,976	5,946	51
Exercised	—	—	—
Forfeited	—	—	—
Balance at March 31, 2006	5,976	¥ 5,946	$ 51

Remaining life: 3.50 years

(2) Granted at the general shareholders' meeting held on June 25, 2004

A resolution to grant options to purchase the Company's common stock (296,100 shares) to certain directors, statutory auditors and employees of the Company and the Company's subsidiaries, and external collaborators of the Company and its subsidiary was approved at the general shareholders' meeting held on June 25, 2004.

		Exercise price	
	Number of shares	Yen	U.S. dollars
Balance at March 31, 2004	—	¥ —	$ —
Granted	296,100	1,276	11
Exercised	—	—	—
Forfeited	(—)	—	—
Balance at March 31, 2005	296,100	1,276	11
Exercised	—	—	—
Forfeited	(2,000)	—	—
Balance at March 31, 2006	294,100	¥ 1,276	$ 11

Exercise period: September 1, 2006 ~ September 30, 2009

(3) Granted at the general shareholders' meeting held on June 24, 2005

A resolution to grant options to purchase the Company's common stock (60,800 shares) to certain directors, statutory auditors and employees of the Company and the Company's subsidiaries, and external collaborators of the Company and its subsidiary was approved at the general shareholders' meeting held on June 24, 2005.

		Exercise price	
	Number of shares	Yen	U.S. dollars
Balance at March 31, 2005	—	¥ —	$ —
Granted	60,800	2,586	22
Exercised	—	—	—
Forfeited	(—)	—	—
Balance at March 31, 2006	60,800	¥ 2,586	$ 22

Exercise period: September 1, 2007 ~ September 30, 2010

At the board of directors meeting held on March 31, 2005, the Company resolved to acquire treasury stock of up to 500,000 shares, through April 28, 2005, in accordance with the Japanese Commercial Law.

According to this resolution, the Company acquired 500,000 shares of treasury stock in the year ended March 31,2006.

13. Contingent liabilities

At March 31, 2005 and 2006, the Company was contingently liable as follows:

	in thousands		in thousands
	2006	2005	**2006**
As guarantor indebtedness of Macronix International Co., Ltd. on leases with Nintendo Co., Ltd	¥ —	¥ 516,061	$ —

14. Segment information

The Companies operate within the following two industry segments with their main products as follows:

LSI business:
- Custom Memories for hand-held games
- LSIs for home game consoles
- Image processing LSIs for digital still cameras
- Image, voice and communications processing LSIs for 3G cellular phones
- LSI chip sets for wireless networks using spectrum spreading transmission methods
- LAN controller LSIs for home use
- Image processing LSIs for digital television

System business:
- Image transmission servers
- Digital Video Recorders
- Display controller
- Image recording devise for unmanned security system
- Controller terminals for security systems
- Network camera

Changes in the classification of business segments

As of March 31, 2005, the Company sold all issued shares of Cameo Interactive Ltd. that had carried on the audio authoring business. As a result, the business segments of the Companies were reclassified and the "Audio Authoring business" segment was abolished for the year ended March 31, 2006.

(1) Information by business segment of the Companies for the years ended March 31, 2005 and 2006 is as follows:

	In thousands of yen			
	2006			
	LSI	System	Corporate and eliminations	Consolidated
Net sales:				
Customers	**¥27,666,505**	**¥3,055,379**	**¥ —**	**¥30,721,884**
Intersegment	**28,607**	**1,000**	**(29,607)**	**—**
	27,695,112	**3,056,379**	**(29,607)**	**30,721,884**
Costs and expenses	**25,694,766**	**2,943,284**	**(35,927)**	**28,602,123**
Operating income	**¥ 2,000,346**	**¥ 113,095**	**¥ 6,320**	**¥ 2,119,761**

	In thousands of yen				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Net sales:					
Customers	¥ 27,057,027	¥ 2,547,688	¥ 517,676	¥ —	¥ 30,122,391
Intersegment	17,617	1,000	1,085	(19,702)	—
	27,074,644	2,548,688	518,761	(19,702)	30,122,391
Costs and expenses	24,405,291	3,005,275	603,799	(65,005)	27,949,360
Operating income (loss)	¥ 2,669,353	¥ (456,587)	¥ (85,038)	¥ 45,303	¥ 2,173,031

	In thousands of U.S. dollars			
	2006			
	LSI	System	Corporate and eliminations	Consolidated
Net sales:				
Customers	**$ 235,520**	**$ 26,010**	**$ —**	**$ 261,530**
Intersegment	**243**	**9**	**(252)**	**—**
	235,763	**26,019**	**(252)**	**261,530**
Costs and expenses	**218,735**	**25,056**	**(306)**	**243,485**
Operating income	**$ 17,028**	**$ 963**	**$ 54**	**$ 18,045**

	In thousands of yen			
	2006			
	LSI	System	Corporate and eliminations	Consolidated
Assets	**¥13,630,071**	**¥2,034,076**	**¥ 8,322,523**	**¥23,986,670**
Depreciation and amortization	**74,172**	**74,580**	**82,241**	**230,993**
Capital expenditures	**102,033**	**98,348**	**46,570**	**246,951**

	In thousands of yen				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Assets	¥ 9,702,868	¥ 1,204,997	¥ —	¥ 9,689,824	¥ 20,597,689
Depreciation and amortization	44,935	84,349	3,817	91,093	224,194
Capital expenditures	77,880	47,388	884	12,684	138,836

	In thousands of U.S. dollars			
	2006			
	LSI	System	Corporate and eliminations	Consolidated
Assets	**$ 116,030**	**$ 17,316**	**$ 70,848**	**$ 204,194**
Depreciation and amortization	**631**	**635**	**700**	**1,966**
Capital expenditures	**869**	**837**	**396**	**2,102**

Corporate operating expenses included in the Corporate and eliminations column of ¥(46,456) thousand and ¥(6,462) thousand ($(55) thousand) for the years ended March 31, 2005 and 2006, respectively, are mainly expenses of administration departments of the Company.

Corporate assets included in the Corporate and eliminations column of ¥9,689,824 thousand and ¥8,325,612 thousand ($70,874 thousand) for the years ended March 31, 2005 and 2006, respectively, mainly consist of cash, securities and assets of administration departments.

(2) Information by geographic segment of the Companies for the years ended March 31, 2006 is as follows:

	In thousands of yen			
	2006			
	Japan	Asia	Corporate and eliminations	Consolidated
Net sales:				
Customers	¥29,091,472	¥ 1,630,412	¥ —	¥30,721,884
Intersegment	—	—	—	—
	29,091,472	1,630,412	—	30,721,884
Costs and expenses	26,985,415	1,616,708	—	28,602,123
Operating income	¥ 2,106,057	¥ 13,704	¥ —	¥ 2,119,761
Assets	¥20,679,950	¥ 3,307,135	¥ (415)	¥23,986,670

	In thousands of U.S. dollars			
	2006			
	Japan	Asia	Corporate and eliminations	Consolidated
Net sales:				
Customers	¥ 247,650	¥ 13,880	¥ —	¥ 261,530
Intersegment	—	—	—	—
	247,650	13,880	—	261,530
Costs and expenses	229,722	13,763	—	243,485
Operating income	¥ 17,928	¥ 117	¥ —	¥ 18,045
Assets	¥ 176,045	¥ 28,153	¥ (4)	¥ 204,194

As the percentages of net sales and assets in the "Japan" segment for the year ended March 31, 2005 were in excess of 90% of the corresponding total figures for all geographic segments, the disclosure of the corresponding information for the year ended March 31, 2005 has been omitted.

15. Other income (expenses): other, net

Other income (expenses): other net in the consolidated statements of income is comprised as follows:

	in thousands		in thousands
	2006	2005	**2006**
Reversal of allowance for doubtful receivables	¥ **432**	¥ 5,251	$ **4**
Loss on disposal of system products	—	(130,535)	—
Gain on sales of investment securities	**57,472**	17,731	**489**
Loss on investments in partnerships	**(9,537)**	(7,533)	**(81)**
Inaugural expenses	—	(4,010)	—
Loss on liquidation of projects	—	(4,745)	—
Loss on sale of investments in a subsidiary	—	(23,625)	—
Gain on sales of fixed assets	—	11,132	—
Loss on sales of fixed assets	—	(30,340)	—
Other, net	**10,286**	9,522	**87**
Total	¥ **58,653**	¥ (157,152)	$ **499**

Loss on disposal of system products is comprised as follows:

	in thousands		in thousands
	2006	2005	**2006**
Write-down of finished products	¥ —	¥ (88,548)	$ —
Disposal of raw materials	—	(28,542)	—
Amortization of long-term prepaid expenses	—	(13,445)	—
Total	¥ —	¥ (130,535)	$ —

16. Related party transactions

Transactions with a statutory auditor, who is also the Company's lawyer, for the years ended March 31, 2005 and 2006 were as follows:

	in thousands		in thousands
	2006	2005	**2006**
Legal advisory fees	¥ **8,400**	¥ 8,600	$ **72**

17. Subsequent events

At the general shareholders' meeting of the Company held on June 23, 2006, appropriations of retained earnings were duly approved as follows:

	in thousands	in thousands
Cash dividends - ¥16 ($ 0.14) per share	¥ 396,084	$ 3,372

Independent Auditors' Report

MegaChips Corporation and its Consolidated Subsidiaries

To the shareholders and Board of Directors of MegaChips Corporation:

We have audited the accompanying consolidated balance sheets of MegaChips Corporation and consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaChips Corporation and subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Osaka, Japan
June 23, 2006

KPMG AZSA & Co.

Corporate Data

Holding Company

MegaChips Corporation As of June 23, 2006

Major business
Responsible for forming groupwide management strategies, providing corporate and administrative support to its three subsidiaries, and devising groupwide socially accountable activities.

Head Office
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884 FAX: +81-6-6399-2886

Tokyo Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Phone: +81-3-3512-5080 FAX: +81-3-3262-3598

Representative
Shigeki Matsuoka, President and Representative Director

Capital Stock: ¥4.84 billion
Total Asset: ¥18,662 billion (as of March 31, 2006)
Date of Settlement of Accounts: March 31 of each year
Established: April 4, 1990

Consolidated Subsidiary

MegaChips LSI Solutions Inc. As of June 26, 2006

Major business
Planning, development, and sales of systems LSIs (manufactured by contracted suppliers)

Head Office/Sales & Marketing
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan

Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan

Representative
Yukihiro Ukai, President and Representative Director

Capital Stock: ¥500 million
Total Asset: ¥13,514 million (as of March 31, 2006)
Date of Settlement of Accounts: March 31 of each year

Consolidated Subsidiary

MegaChips System Solutions Inc. As of June 26, 2006

Major business
Development and sales of image recording/transmission devices for security monitoring uses, communications systems and other commercial and consumer devices

Head Office/Sales
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan

Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan

Representative
Tetsuo Hikawa, President and Representative Director

Capital Stock: ¥500 million
Total Asset: ¥2,060 million (as of March 31, 2006)
Date of Settlement of Accounts: March 31 of each year

Corporate History

Apr.90	MegaChips is founded in Suita city, Osaka Prefecture. Outsourced semiconductor development work begins.
Aug.91	Customer specific LSI (ASIC) business starts.
Sep.95	MegaChips-brand application specific LSI (ASSP) business begins.
Oct.95	Systems business unit is set up.
Jan.96	Head office moves to Yodogawa-ku, Osaka.
Jul.97	Taiwan branch office opens in Taipei, Taiwan.
Feb.98	Tokyo sales office, responsible for sales in the eastern area of Japan, opens.
Aug.98	MegaChips is listed on the Japanese OTC market.
Dec.98	Visual Communication Inc., a joint venture with Mitsui & Co., Ltd., is established in Osaka for sales of systems products.
Apr.00	Visual Communication, Inc. is merged with Cameo Interactive, Ltd., to form a new company, Megafusion Corporation. Audio authoring business begins.
Dec.00	MegaChips is listed on the first section of the Tokyo Stock Exchange. (TSE: 6875)
Feb.04	The MegaChips group obtains ISO14001 certification.
Apr.04	After groupwide restructuring, MegaChips Corporation becomes a holding company, under which two subsidiaries are formed: MegaChips LSI Solutions, Inc. for the LSI business; and MegaChips System Solutions, Inc. for the systems business and audio authoring business. Audio authoring business is transferred to a newly established subsidiary, Cameo Interactive. Ltd.
Oct.04	MegaChips Corporation sells all the issued shares of its wholly-owned subsidiary Cameo Interactive, Ltd. to the e frontier, Inc.
May.05	MegaChips Corporation acquires 100% stake in Shun Yin Investment Ltd. and concludes a business alliance agreement with Macronix International Co., Ltd.
Sep.05	MegaChips LSI Solutions and MegaChips System Solutions jointly establish MegaChips (Hong Kong) Ltd., a marketing and sales subsidiary for the Chinese market.
Nov.05	MegaChips (Hong Kong) Ltd. sets up a representative office in Shanghai.
Mar.06	The MegaChips group obtains ISO9001 certification.

Stock Information As of March 31, 2006

Authorised Stock: 100,000,000

Shares of Common Stock Outstanding: 25,939,217

Listing of Stock: Listed on the No.1 Section of the Tokyo Stock Exchange

Securities Code Number: 6875

Number of Shareholders: 18,079

Settlement Date: March 31

General Shareholders' Meeting: June

Shareholders' List Closing Date: March 31

Share Trading Unit: 100

Transfer Agent: Mitsubishi UFJ Trust and Banking Corporation

■ Shareholders Breakdown by Type



Treasuary stock 4.57%
Japanese financial institutions 24.80%
Japanese securities companies 1.22%
Japanese other companies 12.47%
Japan Security Depository Center 0.09%
Foreign companies 3.15%
Individual & Others 53.70%

■ Shareholders Breakdown by Number of Shares Held*



10,000 more than 0.70%
0-99 0.41%
1,000-9,999 9.32%
500-999 7.28%
100-499 82.29%

* Not include under the name of Japan Security Depository Center and Treasuary stock, respectively.

■ Stock Price Trend



stock trading volume (Millions)
stock price (¥)
20
16
12
8
4
0
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6

MegaChips

MegaChips Corporation

4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884 Fax: +81-6-6399-2886

http://www.megachips.co.jp/


R100
PRINTED WITH
SOYINK

This annual report is printed entirely on recycled paper using soy ink instead of petroleum-based ink.

File No. 82-4861

(Excerpt translation)

Securities code: 6875
June 2, 2006

To the Shareholders:

NOTICE OF THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 16th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you do not expect to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your name and seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

   June 23 (Friday), 2006, 10:00 a.m.

2. Place:

   Osaka Science & Technology Center, 8F Large Hall
   8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 16th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 16th business year by the account auditors and the Board of Statutory Auditors

   2. Report on the balance sheet and statement of income for the 16th business year (from April 1, 2005 to March 31, 2006)

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 16th business year

   Proposition No. 2: Amendment to the Articles of Incorporation (No. 1)

   Proposition No. 3: Amendment to the Articles of Incorporation (No. 2)

   Proposition No. 4: Election of six Directors

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

1. Outline of business activities

(1) Business trend and achievement of the Company's corporate group (the "Group"):

The Japanese economy during the business year under review registered tones of steady expansion as corporate earnings continued to improve, capital investment was increased and employment also entered the phase of gradual recovery.

In our electronic machinery and equipment industry, the market for consumer audiovisual equipment, including digital TV, and cellular phones partly expanded. However, the market for the industry in general decreased slightly in comparison with the previous business year.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G cellular phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for high-performance digital cameras and system LSIs for 3G cellular phones and system LSIs for terrestrial digital broadcasting, as well as system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥30,721 million (a 2.0% increase from the previous business year) and ¥2,119 million (a 2.3% decrease), respectively. Profit for the year amounted to ¥1,321 million (a 12.5% increase).

With regard to dividends for the business year under review, management proposes to pay an ordinary dividend of ¥16 per share, in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2006.

(2) Business performance by department of the Group:

1) LSI business:

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥23,937 million (a 13.8% increase from the previous business year) as demand for LSIs for storing game software (custom mask ROMs), increased steadily. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥3,728 million (a 38.1% decrease) as demand for LSIs for processing images, sounds and communications for 3G cellular phones decreased due to inventory adjustment while demand for LSIs for digital cameras increased steadily. Consequently, consolidated sales in the LSI business totalled ¥27,666 million (a 2.3% increase).

2) System business

Consolidated sales in the system business amounted to ¥3,055 million (a 19.9% increase from the previous business year) as demand for system products for recording and transmitting digital images in the area of security and monitoring increased steadily.

(3) Investment in plant and equipment by the Group:

During the business year under review, capital investment was made principally in design development assistant equipment, which amounted to ¥49 million.

(4) Financing by the Group:

To apply to working capital requirements, the Company borrows short-term loans from financial institutions as the necessity arises. The borrowings outstanding from the financial institutions as of the close of the business year under review was ¥3,000 million.

During the business year under review, the Company did not raise funds by a capital increase or bond issue.

(5) Future challenges to the Group:

In spite of negative factors to economic recovery, such as rising long-term interest rates and higher oil prices, a virtuous cycle of improved employment, higher stock prices and increased consumption is tending to continue as corporate earnings are expanding. Thus, the Japanese economy is expected to register tones of a slow expansion. In the social environment surrounding the businesses of the Group, due to the prevalence of the wired and wireless broadband networks, the digitalization of broadcasting and the development of LSI technologies, a further sophisticated information society is expected to come to pass where anyone can make, send, receive and use digital images, music and sounds easily at any place. The Group intends to expand business by concentrating its resources on system LSIs and system products needed for materializing such environment.

In the LSI business, the Group intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Group also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Group intends to strengthen strategic partnerships.

In the system business, the Company, seeing the trend of digitalization of visual monitoring system products as an opportunity, will make use of its nurtured digital image processing and communications technologies to have a fuller line of products. Simultaneously, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

To push these tasks through strongly, the Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to develop products with competitive edges to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(6) Recent business performance and assets of the Group and the Company:

1) Recent business performance and assets of the Group:

	13th **April 1, 2002 - March 31, 2003**	**14th** **April 1, 2003 - March 31, 2004**	**15th** **April 1, 2004 - March 31, 2005**	**16th** **April 1, 2005 - March 31, 2006**
Sales (millions of yen)	29,055	25,878	30,122	30,721
Ordinary profit (millions of yen)	1,721	1,460	2,168	2,119
Profit for the year (millions of yen)	192	280	1,174	1,321
Per-share profit for the year (yen)	7.85	10.09	44.73	50.95
Net assets (millions of yen)	15,430	15,371	16,262	16,833
Net assets per share (yen)	632.95	607.49	642.13	677.61
Total assets (millions of yen)	19,996	18,183	20,597	23,986

2) Recent business performance and assets of the Company:

	13th April 1, 2002 - March 31, 2003	14th April 1, 2003 - March 31, 2004	15th April 1, 2004 - March 31, 2005	16th April 1, 2005 - March 31, 2006
Sales or operating profit (millions of yen)	27,172	24,311	825	845
Ordinary profit (millions of yen)	1,954	1,741	89	1,294
Profit or loss for the year (millions of yen)	367	755	(-) 129	1,212
Per-share profit or loss for the year (yen)	15.01	29.15	(-) 6.03	48.01
Net assets (millions of yen)	15,388	15,731	15,318	15,514
Net assets per share (yen)	631.24	621.72	605.61	625.77
Total assets (millions of yen)	19,039	18,325	15,576	18,662

(Note) The Company became a pure holding company as of April 1, 2004. Consequently, the management indexes for the 15th business year are substantially different from those for and prior to the 14th business year. With regard to sales, sales for the 14th business year and theretofore were comprised primarily of sales of products in the LSI business, system business, etc., while the Company will only receive dividends from its subsidiaries and gains on acceptance of business as from the 15th business year. Hence, these incomes are shown as "operating profit".

2. **Outline of the Group and the Company** (as of March 31, 2006)

(1) Major businesses of the Group:

The Company is a holding company that controls and supervises operating activities of its group companies by holding their shares.

The Group is comprised of the Company and its four subsidiaries. Major businesses of the Group are as follows:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of system products

(2) Main offices and plants of the Group:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: Shares of common stock 100,000,000 shares

2) Total number of issued shares: Shares of common stock 25,939,217 shares

3) Number of shareholders: 18,079 persons (Increase of 2,726 persons from March 31, 2005)

(4) Principal shareholders (top ten):

Name	Shares in the Company held by them	
	(shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	2,419,400	9.33
Shindo Corporation	2,250,000	8.67
Shigeki Matsuoka	1,788,000	6.89
Masahiro Shindo	1,262,744	4.87
MegaChips Corporation	1,183,990	4.56
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,153,700	4.45
Ritsuko Shindo	928,600	3.58
Nippon Life Insurance Company (Special Pension Account)	796,200	3.07
Yoshimasa Hayashi	668,000	2.58
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	541,700	2.09

(Note) The numbers of shares held by Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan, Ltd. (trust account) are those related with their trust business.

(5) Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition of shares:

Shares of common stock 500,497 shares

Total acquisition prices ¥614,750,193

2) Disposition of shares:

Shares of common stock 0 share
Total disposition prices ¥0

3) Shares of treasury stock held as of March 31, 2006:

Shares of common stock 1,183,990 shares

(6) State of stock acquisition rights:

1) Stock acquisition rights currently outstanding:

1. Number of stock acquisition rights: 100 rights
(166 shares per stock acquisition right)

2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 16,600 shares

3. Issue price of a stock acquisition right: Free of charge

(Notes)
1. The stock acquisition rights were transferred to the Company pursuant to the share exchange agreement with MegaChips System Solutions Inc. dated October 1, 2003.
2. The stock acquisition rights were issued as a stock option plan.
3. The number of shares to be issued upon exercise of a stock acquisition right shall be 166 shares. The exercise period thereof shall be December 1, 2004 through September 30, 2009. The issue price of each share upon exercise thereof shall be ¥5,946.

(Resolution by the Ordinary General Meeting of Shareholders held on June 25, 2004 and the meeting of the Board of Directors held on March 10, 2005)

1. Number of stock acquisition rights: 2,961 rights
(100 shares per stock acquisition right)

2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 296,100 shares

3. Issue price of a stock acquisition right: Free of charge

(Notes)
1. The stock acquisition rights were issued as a stock option plan.
2. The number of shares to be issued upon exercise of a stock acquisition right shall be 100 shares. The exercise period thereof shall be September 1, 2006 through September 30, 2009. The issue price of each share upon exercise thereof shall be ¥1,276.

(Resolution by the Ordinary General Meeting of Shareholders held on June 24, 2005 and the meetings of the Board of Directors held on February 6 and 17, 2006)

1. Number of stock acquisition rights: 608 rights (100 shares per stock acquisition right)
2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 60,800 shares
3. Issue price of a stock acquisition right: Free of charge

2) Stock acquisition rights issued to parties other than the shareholders on specifically favorable conditions during the business year under review:

Stock acquisition rights issued on February 24, 2006 (Stock option)

1. Number of stock acquisition rights: 608 rights (100 shares per stock acquisition right)
2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 60,800 shares
3. Issue price of a stock acquisition right: Free of charge
4. Terms of exercise of stock acquisition rights:
   (a) Paid-in amount upon exercise: ¥2,586 per share
   (b) Exercise period: September 1, 2007 through September 30, 2010
   (c) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.
   (d) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to exercise his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights".
   (e) Any grantee of stock acquisition rights shall be entitled to exercise all or part of his/her rights so granted, but one right or any multiple thereof at any time, in a single procedure.
   (f) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 15th Ordinary General Meeting of Shareholders of the Company and at the meeting of its Board of Directors held on February 6, 2006.

5. Events and conditions to cancel stock acquisition rights:

   (a) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

   (b) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights, the Company may cancel his/her stock acquisition rights without consideration.

6. Content of the favorable conditions

   The Company has issued stock acquisition rights to the employees of the Company and the directors and employees of its subsidiaries, free of charge.

7. Names of grantees and the number of stock acquisition rights so granted:

   (Translation omitted)

(7) State of employees of the Group and the Company:

(Translation omitted)

(8) State of business affiliations

1) State of major subsidiaries:

Company	Capital	Ratio of voting rights of the Company	Main business
MegaChips System Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing and marketing of system products and related products and provision of support and system integration services
MegaChips LSI Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing and marketing of LSI products
Shun Yin Investment Ltd.	NT$629 million	100.0%	Investment business
MegaChips (Hong Kong) Limited	HK$4,900 thousand	100.0% (100.0%)	Sale of, and provision of support for, LSI products and system products of the MegaChips Group; businesses pertaining and relating to import and sale of products of Macronix International Co., Ltd.

2) Development of business affiliations:

1. Shun Yin Investment Ltd. newly became a subsidiary as a result of the acquisition by the Company of its shares as of April 25, 2005.
2. MegaChips (Hong Kong) Limited was incorporated as a subsidiary as of September 12, 2005.

3. The figures in the parentheses in the column of ratio of voting rights show the ratios of voting rights indirectly held by the Company.

3) Result of business affiliations:

The Company has four consolidated subsidiaries. For the business year under review, consolidated sales, consolidated ordinary profit and consolidated profit for the year amounted to ¥30,721 million (a 2.0% increase from the previous business year), ¥2,119 million (a 2.3% decrease) and ¥1,321 million (a 12.5% increase), respectively.

4) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with which the Company has contract manufacturing arrangements with regard to the supply of LSIs for use in computer game consoles.

(9) Principal lenders:

Lender	Balance of borrowings	Number of shares of the Company's common stock held	
	(million yen)	Shares	Ratio of voting rights (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,000	541,700	2.19
Risona Bank, Limited	1,000	160,000	0.65

(10) Directors and Statutory Auditors:

Title	Name
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Masayuki Fujii
Director	Hiroyuki Mizuno
Full-time Statutory Auditor	Mitsuo Tsuji
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano
Statutory Auditor	Hisakazu Nakanishi

(11) Amount of proprietary benefits such as remuneration and other considerations for performance of duties paid to the Directors and Statutory Auditors:

	Director		Statutory Auditor		Total		
Item	Number	Amount of payment (thousand yen)	Number	Amount of payment (thousand yen)	Number	Amount of payment (thousand yen)	Note
Remuneration pursuant to the Articles of Incorporation or resolution of the General Meeting of Shareholders	7	49,800	4	25,200	11	75,000	(Notes) 1,2,3
Bonuses for officers by appropriation of retained earnings	7	18,000	4	5,000	11	23,000	
Total	-	67,800	-	30,200	-	98,000	

(Notes) 1. The maximum amount of remuneration to Directors pursuant to the resolution of the General Meeting of Shareholders (under Article 269, paragraph 1, item 1 of the Commercial Code of Japan) adopted on June 16, 1998 is ¥180,000 thousand per annum.

2. The maximum amount of remuneration to Statutory Auditors pursuant to the resolution of the General Meeting of Shareholders (under Article 279 of the Commercial Code of Japan) adopted on February 25, 1998 is ¥50,000 thousand per annum.

3. The Company had six Directors and four Statutory Auditors as of March 31, 2006.

(12) Amount of remuneration paid to the account auditors:

1) Total amount of remuneration payable to the account auditors by the Company and its subsidiaries: ¥38,300 thousand

2) Of the total amount set forth in item (i) above, the total amount of remuneration payable to the account auditors by the Company and its subsidiaries for services under Article 2, paragraph 1 (audit certificate services) of the Certified Public Accountant Law (1948 Law No. 103) of Japan: ¥33,300 thousand

3) Of the total amount set forth in item (ii) above, the total amount of remuneration payable by the Company to the account auditors: ¥15,300 thousand

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (iii) above includes both amounts.

3. Important facts relating to the state of the Group which occurred subsequent to the closing of accounts:

There is nothing to be stated.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

	(thousand yen)
ASSETS	
Current assets:	**19,986,272**
Cash and deposits	4,677,766
Trade notes and trade accounts receivable	13,786,942
Inventories	970,183
Deferred tax assets	189,808
Others	364,037
Allowance for doubtful receivables	(-) 2,466
Fixed assets:	**4,000,397**
Tangible fixed assets	157,524
Buildings	92,499
Others	65,024
Intangible fixed assets	164,179
Others	164,179
Investments and other assets	3,678,694
Investment securities	2,605,500
Long-term deposit	400,000
Deferred tax assets	215,233
Others	460,373
Allowance for doubtful receivables	(-) 2,413
TOTAL ASSETS	**23,986,669**

(thousand yen)

LIABILITIES	
Current liabilities:	**7,112,147**
Trade accounts payable	3,046,294
Short-term loans payable	3,000,000
Accrued corporate income taxes	535,410
Allowance for bonuses	171,594
Others	358,847
Fixed liabilities:	**40,591**
Others	40,591
TOTAL LIABILITIES	**7,152,738**

SHAREHOLDERS' EQUITY	
Capital	**4,840,313**
Capital surplus	**6,181,300**
Retained earnings	**7,441,028**
Valuation difference of other securities	**158,728**
Foreign exchange translation adjustment	**130,432**
Treasury stock	**(-) 1,917,871**
TOTAL SHAREHOLDERS' EQUITY	**16,833,931**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**23,986,669**

CONSOLIDATED STATEMENT OF INCOME
(For the period from April 1, 2005 to March 31, 2006)

(thousand yen)

Ordinary Profit and Loss		
Operating profit and loss:		
Operating profit		
Sales		30,721,884
Operating expenses		
Cost of sales	25,186,585	
Selling, general and administrative expenses	3,415,537	28,602,123
Operating income		**2,119,761**
Non-operating profit and loss		
Non-operating profit		
Interest received	4,105	
Exchange gain	14,832	
Other non-operating profit	15,175	34,114
Non-operating expenses		
Interest paid	6,053	
Loss from investments in partnership	9,536	
Other non-operating expenses	19,090	34,681
Ordinary profit		2,119,194
Special income and loss		
Special income		
Gain from sales of investment securities	57,471	57,471
Income before income taxes and others		2,176,666
Corporate income taxes, inhabitant taxes and enterprise taxes	728,224	
Interperiod tax allocation	126,745	854,969
Profit for the year		**1,321,696**

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 10, 2006

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 16th business year from April 1, 2005 to March 31, 2006 of MegaChips Corporation (the "Company"). Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report on Consolidated Financial Statements

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 16th business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the account auditors reports and explanations on the consolidated financial statements and audited the same.

We also required the subsidiaries to render reports on their accounts and made investigation into the state of their business activities and properties whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's account auditors, KPMG AZSA & Co., are proper; and

(2) That based on the investigations of the subsidiaries, there is nothing to be pointed out with respect to the consolidated financial statements.

May 11, 2006

The Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
Full-time Statutory Auditor

Hisakazu Nakanishi (seal)
Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Hisakazu Nakanishi, Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

BALANCE SHEET
(As of March 31, 2006)

(thousand yen)

ASSETS

Current assets:	**11,385,508**
Cash and deposits	4,271,834
Stores	791
Prepaid expenses	29,927
Short-term loans to related companies	6,759,978
Deferred tax assets	62,578
Other accounts receivable	155
Corporate income taxes recoverable	249,110
Other current assets	11,131
Fixed assets:	**7,276,679**
Tangible fixed assets	105,167
Buildings	88,636
Tools, furniture and fixtures	16,530
Intangible fixed assets	98,983
Telephone rights	2,775
Software	96,208
Investments, etc.	7,072,529
Investment securities	209,261
Investment in stocks of related companies	6,105,510
Long-term prepaid expenses	1,618
Deferred tax assets	63,215
Long-term deposits	400,000
Guarantees	257,773
Other investments, etc.	35,149
TOTAL ASSETS	**18,662,187**

(thousand yen)

LIABILITIES

Current liabilities:	**3,107,429**
Short-term loans payable	3,000,000
Accounts payable – others	37,865
Accrued corporate income taxes	15,939
Accrued consumption taxes, etc	3,939
Accrued expenses payable	12,540
Deposit received	4,714
Allowance for bonuses	28,206
Other current liabilities	4,223
Fixed liabilities:	**40,591**
Other fixed liabilities	40,591
TOTAL LIABILITIES	**3,148,020**

Shareholders' Equity

Capital:	**4,840,313**
Additional paid-in capital:	**6,181,300**
Capital reserve	6,181,300
Retained earnings:	**6,410,425**
Earned surplus reserve	97,042
Voluntary reserve	3,830,500
General reserve	3,830,500
Unappropriated retained earnings for the year	2,482,883
Treasury stock	**(-) 1,917,871**
TOTAL SHAREHOLDERS' EQUITY	**15,514,167**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**18,662,187**

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(thousand yen)

Ordinary Profit and Loss		
Operating profit and loss:		
Operating profit		
Operating profit		845,404
Operating expenses		
Selling, general and administrative expenses	837,532	837,532
Operating income		**7,871**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	1,302,352	
Exchange gains	5,310	
Other non-operating profit	3,679	1,311,342
Non-operating expenses		
Interest paid	6,333	
Loss from retirement of fixed assets	1,217	
Loss from investments in partnership	9,536	
Other non-operating expenses	7,795	24,882
Ordinary profit		1,294,331
Special income and loss		
Special loss		
Loss from sales of investment securities	58,744	58,744
Income before income taxes and others		**1,235,587**
Corporate income taxes, inhabitant taxes and enterprise taxes	3,607	
Interperiod tax allocation adjustment	19,720	23,328
Loss for the year		**1,212,259**
Profit brought forward from the previous year		1,270,623
Unappropriated retained earnings for the year		**2,482,883**

Significant Accounting Policies:

1. Basis and methods for evaluation of securities:

Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

Other securities:

Securities with market value: At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Securities without market value: At cost, determined by the moving average method.
However, investments in partnership are evaluated by an identified cost method and an amount equivalent to the amount of equity in the property of the partnership is reported as "investment securities" included in investments, etc. The amount of investments in partnership is recorded as "investment securities" and an amount equivalent to the amount of equity in net gain/loss of the partnership is reported as "non-operating profit and loss" and the same amount is added to or deducted from "investment securities", as the case may be. The amount of dividends from the partnership is deducted from "investment securities".

2. Basis and methods for evaluation of inventories:

Stores: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Buildings shall be depreciated over three to 18 years and tools, furniture and fixtures shall be depreciated over two to 15 years.

(2) Trivial depreciable assets: Three-year equal installment method

(3) Intangible fixed assets: Straight line method

However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company.

(4) Long-term prepaid expenses: Equal installment method

4. Basis for providing reserves:

(1) Allowance for doubtful receivables:

To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(2) Allowance for bonuses:

An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

5. Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

6. Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

7. The "provisions of special treatment as to related companies" stipulated in Article 48, paragraph 1 of the Regulations for the Enforcement of the Commercial Code of Japan are applicable.

Additional information:

As from the business year under review, the Company applies the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (the Accounting Standards Board of Japan Guidance on Corporate Accounting Standard No. 6, October 31, 2003). The accounting change has no effect on profits or losses.

NOTES:

(Notes to Balance Sheet)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.
2. Receivables from related companies: ¥6,767,682 thousand
3. Accumulated amount of depreciation of tangible fixed assets: ¥138,341 thousand
4. The Company uses computers, computer peripherals, passenger cars, etc. under lease agreements, in addition to the fixed assets reported in the balance sheet.
5. Total number of issued shares: Shares of common stock 25,939,217 shares
   Number of shares of treasury stock held by the Company: Shares of common stock 1,183,990 shares
6. Guarantee obligations: ¥500,000 thousand

(Notes to Statement of Income)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.
2. Volume of transactions with related companies:
   (1) Operating profit: ¥845,404 thousand
   (2) Operating expenses: ¥1,000 thousand
   (3) Transactions other than business transactions: ¥56,615 thousand
3. Per-share profit for the year: ¥48.01

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(yen)

Unappropriated retained earnings at the end of year	2,482,883,025
Total:	**2,482,883,025**
To be appropriated as follows:	
Dividends Ordinary dividend: ¥16 per share	396,083,632
Bonuses for officers	23,000,000
(Bonuses for Statutory Auditors)	(5,000,000)
Retained earnings brought forward to the next year	**2,063,799,393**

(Note) For the purpose of calculating dividends, 1,183,990 shares of treasury stock are excluded.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 10, 2006

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 16th business year of MegaChips Corporation (the "Company") covering the period from April 1, 2005 to March 31, 2006. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 16th business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, internal auditing sections, etc., reports on the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's account auditors to render reports and explanations and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the account auditors, KPMG AZSA & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or fact of violation of laws, ordinances or the Articles of Incorporation exists;

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

(6) That with respect to the performance by Directors of their duties related to the internal control system, there exists nothing to be pointed out; and

(7) That as a result of investigation of the subsidiaries, with respect to the performance by Directors of their duties, there exists nothing to be pointed out.

May 11, 2006

Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
Full-time Statutory Auditor

Hisakazu Nakanishi (seal)
Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Hisakazu Nakanishi, Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

247,204 rights.

(Note) The number of shares representing one voting right (one unit of shares) of the Company is 100 shares.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 16th business year

The Company gives, as an important policy of management, a top priority to distributing profits to the shareholders while increasing its enterprise value and follows a fundamental policy of paying about 30% of profit for the year on a consolidated basis as dividends while keeping internal reserves necessary for future business development and strengthening of its corporate base. Specifically, the Company intends to follow a policy of maintaining an annual dividend of at least ¥10 per share regardless of the level of profits.

Under this policy, with regard to dividends to shareholders for the business year under review, management proposes to pay a dividend of ¥16 per share, equivalent to 30% of profit for the year under review on a consolidated basis (an annual dividend of ¥16 per share as no interim dividends were paid).

With regard to bonuses for officers, management proposes to pay bonuses of ¥18,000,000 and ¥5,000,000, totaling ¥23,000,000, to six Directors and four Statutory Auditors in office as of March 31, 2006, respectively.

Proposition No. 2: Amendment to the Articles of Incorporation (No. 1)

1. Reasons for the amendment:

In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, the "Regulations to Enforce the Corporation Law" (2006 Ordinance of the Ministry of Justice No. 12) and the "Regulations on Corporate Accounts" (2006 Ordinance of the Ministry of Justice No. 13), effective May 1, 2006, it is proposed that amendment be made to the Articles of Incorporation of the Company as described below:

(1) Pursuant to the provision of Article 326, paragraph 2 of the Corporation Law, to have organs, the Company intends to newly establish Article 19 (Placement of the Board of Directors), Article 33 (Placement of Statutory Auditors and Board of Statutory Auditors) and Article 44 (Placement of Account Auditors).

(2) Pursuant to the provision of Article 214 of the Corporation Law, to provide for the issuance of share certificates in respect of its shares, the Company intends

to newly establish Article 7 (Issuance of share certificates) and make other required amendment, including the transfer of the existing Article 7, paragraph 2 (non-issuance of certificates for less-than-one-unit shares) to the relevant paragraph.

(3) Pursuant to the provision of Article 194, paragraph 3 of the Corporation Law, the Company intends to delete the provision for restrictions on additional purchase requests by holders of less-than-one-unit shares provided for in Article 8, paragraph 2 of the existing Articles of Incorporation.

(4) Pursuant to the provision of Article 189, paragraph 2 of the Corporation Law, the Company is authorized to specify rights exercisable by the holders of less-than-one-unit shares by its Articles of Incorporation. Hence, the Company intends to newly establish Article 9 (Restriction on rights of holders of less-than-one-unit shares) to limit the rights of holders of less-than-one-unit shares to a reasonable extent in comparison with those of holders of a full unit or units of shares.

(5) As the Company is authorized by the Corporation Law to deem part of reference documents for General Meetings of Shareholders and other documents to be disclosed via the Internet to have been provided to the shareholders, the Company intends to newly establish Article 15 (Disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof) to disclose fuller information at its General Meetings of Shareholders.

(6) Pursuant to the provision of Article 63, item 5 of the Regulations to Enforce the Corporation Law, the Company intends to specify the number of proxies by whom shareholders exercise their voting rights at General Meeting of Shareholders in Article 17 (Exercise of voting rights by proxy).

(7) Pursuant to the provision of Article 370 of the Corporation Law, the Company is authorized to adopt a resolution in writing or by an electronic method whenever necessity arises, subject to a provision in the Articles of Incorporation. Hence, the Company intends to newly establish Article 28 (Omission of resolution by the Board of Directors) to ensure more flexible and efficient steering of meetings of the Board of Directors.

(8) Pursuant to the provision of Article 427, paragraph 1 of the Corporation Law, the Company is authorized to enter into agreements with outside Directors and outside Statutory Auditors to limit their liabilities, subject to a provision in the Articles of Incorporation. Hence, as a means to strengthen corporate governance, to make it easy to hire capable human resources qualified as outside Statutory Auditors and allow them to perform their expected duties properly and fulfill their roles, the Company intends to newly establish Article 41, paragraph 2 (Indemnification of Statutory Auditors) to reduce their liabilities for damages to the extent allowed by the Corporation Law.

(9) In line with the establishment of Article 44 (Placement of Account Auditors), the Company intends to newly establish "Chapter VI. Account Auditors" and the provisions for their election, term of office, indemnification, remuneration, etc. in Article 45 (Election of Account Auditors) through Article 48 (Remuneration, etc. of Account Auditors). Specifically, to allow them to bring their abilities into full play and fulfill their roles in performing their duties as account auditors in highly independent positions and limit their liabilities to a reasonable extent by resolution of the Board of Directors, and to reduce their risks to a reasonable extent by entering into agreements to limit their liabilities, the Company intends to newly establish Article 47 (Indemnification of Account Auditors).

(10) Pursuant to the provisions of Article 459, paragraph 1 and Article 460 of the Corporation Law, to ensure more agile financial, capital and dividend policies, the Company intends to newly establish Article 50 (Distribution of surplus, etc.), paragraph 1 and paragraph 5 to allow itself to determine the distribution of surplus by resolution of the Board of Directors. In line with the establishment of such provisions, the Company intends to delete Article 40 (Interim dividends) of the existing Articles of Incorporation, newly establish Article 50, paragraphs 2 and 3 with regard to the record date for distribution of surplus in cash and newly establish Article 50, paragraph 4 to allow the Company to distribute profits to its shareholders swiftly. In line with the establishment of Article 50, paragraph 1, the Company intends to delete Article 6 (Purchase by the Company of its own shares) of the existing Articles of Incorporation.

(11) With regard to the provisions that shall be deemed to be established in the Articles of Incorporation of the Company as of May 1, 2006 pursuant to the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law" (2005 Law No. 87) of Japan, the Company intends to make amendment and required changes of expressions, including the establishment of provisions mentioned in items (1) and (2) above and the provision for a share registrar (Article 10).

(12) The Company intends to change the numbers of articles of the Commercial Code referred to in the Articles of Incorporation to those of the Corporation Law.

(13) The Company intends to alter the terms under the Commercial Code to those under the Corporation Law and also integrate or delete similar provisions and modify some expressions and words.

(14) In accordance with these amendments, the Company intends to change the numbering of the articles generally.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
(Trade name)	(Trade name)
Article 1. The Company shall be called Kabushiki Kaisha MegaChips, which shall be written MegaChips Corporation, in English.	Article 1. The Company shall be called Kabushiki Kaisha MegaChips, which shall be written MegaChips Corporation, in English.
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
1. Holding, sale, purchase, investment and management of securities;	1. Holding, sale, purchase, investment and management of securities;
2. Consulting on asset investment and management;	2. Consulting on asset investment and management;
3. Management services to, acceptance of financial management and personnel administration from various related companies;	3. Management services to, acceptance of financial management and personnel administration from various related companies;
4. Money lending and agency therefor, and lease brokerage and guarantee;	4. Money lending and agency therefor, and lease brokerage and guarantee;
5. Lease, rent, sale, purchase and brokerage of real estate;	5. Lease, rent, sale, purchase and brokerage of real estate;
6. Development, manufacture, sale, export and import of machinery and equipment for communications, measurement, information processing, image processing, audio and their peripherals, and the technical consulting thereon;	6. Development, manufacture, sale, export and import of machinery and equipment for communications, measurement, information processing, image processing, audio and their peripherals, and the technical consulting thereon;
7. Design, manufacture, sale, export and import of electronic circuits using semiconductor devices and semiconductors, and the technical consulting thereon;	7. Design, manufacture, sale, export and import of electronic circuits using semiconductor devices and semiconductors, and the technical consulting thereon;

Existing Articles of Incorporation	Proposed amendment
8. Development, sale and maintenance of computer network of software for computers and machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;	8. Development, sale and maintenance of computer network of software for computers and machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;
9. Plan, design, development, sale, engineering works, maintenance and lease of network systems by the use of computers, communication equipment, information processing equipment, image processing equipment, audio and their peripherals, and information communications systems, and the consulting thereon;	9. Plan, design, development, sale, engineering works, maintenance and lease of network systems by the use of computers, communication equipment, information processing equipment, image processing equipment, audio and their peripherals, and information communications systems, and the consulting thereon;
10. Business relating to the acceptance of calculations by computer:	10. Business relating to the acceptance of calculations by computer:
11. Plan, development, production, sale, export and import of software and data related with multimedia, including music and images;	11. Plan, development, production, sale, export and import of software and data related with multimedia, including music and images;
12. Information processing service related with multimedia, including music and images, information converting service, information providing service, service related with storage and management of information, data communications service and data connection service, and the brokerage thereof;	12. Information processing service related with multimedia, including music and images, information converting service, information providing service, service related with storage and management of information, data communications service and data connection service, and the brokerage thereof;
13. Businesses relating to the acquisition, sale, purchase, licensing and brokerage of intellectual property rights, including industrial property rights and copyrights;	13. Businesses relating to the acquisition, sale, purchase, licensing and brokerage of intellectual property rights, including industrial property rights and copyrights;
14. Investment business;	14. Investment business;
15. Specified worker dispatch business under the Worker Dispatch Business Law;	15. Specified worker dispatch business under the Worker Dispatch Business Law;
16. All businesses incidental or pertaining to any of the foregoing items.	16. All businesses incidental or pertaining to any of the foregoing items.
(Location of head office)	(Location of head office)
Article 3. The Company shall have its head office in Yodogawa-ku, the City of Osaka.	Article 3. The Company shall have its head office in Yodogawa-ku, the City of Osaka.

Existing Articles of Incorporation	Proposed amendment
(Method of giving public notice)	(Method of giving public notice)
Article 4. Public notices of the Company shall be given by electronic public notice.	Article 4. Public notices of the Company shall be given by electronic public notice.
2. In case of any unavoidable cause that renders such electronic public notice unavailable, a public notice shall be given by insertion in the Nihon Keizai Shimbun.	2. In case of any unavoidable cause that renders such electronic public notice unavailable, a public notice shall be given by the method of insertion in the Nihon Keizai Shimbun.
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares to be issued)	(Total number of issuable shares)
Article 5. The total number of shares authorized to be issued by the Company shall be 100,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. The total number of issuable shares of the Company shall be 100,000,000 shares.
(Purchase by the Company of its own shares)	(To be deleted)
Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares.	
(Number of shares to constitute one unit and non-issuance of certificates for less-than-one-unit shares)	(Number of shares constituting one unit)
Article 7. The number of shares to constitute one unit of shares of the Company shall be 100 shares.	Article 6. The number of shares constituting one unit of shares of the Company shall be 100 shares.
2. The Company shall issue no certificate representing any number of shares constituting less than one unit of shares ("less-than-one-unit shares").	(To be transferred to Article 7, paragraph 2)
(To be newly established)	(Issuance of share certificates)
	Article 7. The Company shall issue certificates representing its shares.

Existing Articles of Incorporation	Proposed amendment
	2. Notwithstanding the provision of the foregoing paragraph, the Company may choose not to issue certificates representing less-than-one-unit shares.
(Additional purchase of less-than-one-unit shares)	(Request for sale by shareholders holding less-than-one-unit shares)
Article 8. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares shall be entitled to request the Company to sell less-than-one-unit shares that will, together with the number of his/her less-than-one-unit shares, constitute the number of one unit of shares.	Article 8. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares shall be entitled to request the Company to sell the number of shares that will, together with the number of his/her less-than-one-unit shares, constitute the number of one unit of shares ("additional purchase").
2. In the event that any request is made under the foregoing paragraph, the Company may reject the request if it does not have the number of shares to be sold.	(To be deleted)
(To be newly established)	(Restrictions of rights of shareholders holding less-than-one-unit shares)
	Article 9. Any shareholder holding less-than-one-unit shares of the Company cannot exercise any right other than those listed below:
	(1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan;
	(2) The rights to request the acquisition of shares with rights to subscribe for new shares;
	(3) The rights to the allocation of shares and stock acquisition rights offered to shareholders; and
	(4) The rights to make requests for additional purchase of less-than-one-unit shares as provided for in Article 8 hereof.

Existing Articles of Incorporation	Proposed amendment
(Transfer agent)	(Share registrar)
Article 9. The Company shall have a transfer agent with respect to its shares.	Article 10. The Company shall have a share registrar.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The share registrar and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.
3. The register of shareholders and the register of beneficial shareholders (hereinafter called the "register of shareholders, etc.") and the register of loss of share certificates of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares, purchase or additional purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries in the register of beneficial shareholders and the register of loss of share certificates, delivery of share certificates, acceptance of notifications and other business relating to its shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of loss of share certificates and the register of stock acquisition rights of the Company shall be kept at the place of business of the share registrar and entries or recordation in the register of shareholders, the register of loss of share certificates and the register of stock acquisition rights, purchase and additional purchase of less-than-one-unit shares and other business relating to its shares and stock acquisition rights shall be handled by the share registrar and shall not by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 10. The denominations of share certificates of the Company and the handling relating to its shares, such as the registration of a transfer of shares, purchase or additional purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or recordation in the register of beneficial shareholders and the register of loss of share certificates, delivery of share certificates and acceptance of notifications, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.	Article 11. The denominations of share certificates to be issued by the Company and entries or recordation in the register of shareholders, the register of loss of share certificates and the register of stock acquisition rights, purchase and additional purchase of less-than-one-unit shares and other handling relating to its shares and stock acquisition rights, and other proceedings upon exercise of rights of shareholders, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.

Existing Articles of Incorporation	Proposed amendment
(Record date)	(Record date)
Article 11. The Company shall treat the shareholders having voting rights and appearing or recorded in the final register of shareholders, etc. as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant closing of accounts.	Article 12. The Company shall treat the shareholders having voting rights and appearing or recorded in the final register of shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant fiscal year.
2. In addition to the foregoing paragraph, if necessary, the Company may extraordinarily fix a record date, by giving advance public notice in accordance with the resolution of the Board of Directors.	2. Notwithstanding the foregoing paragraph, if necessary, the Company may, by giving advance public notice in accordance with the resolution of the Board of Directors, treat the shareholders or registered pledgees on shares appearing or recorded in the final register of shareholders as of a specified day as shareholders or registered pledgees on shares entitled to exercise their rights.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Time of convening)	(Convocation)
Article 12. The ordinary general meeting of shareholders of the Company shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened from time to time as the necessity arises.	Article 13. The ordinary general meeting of shareholders shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened as the necessity arises.
(Convener and chairman)	(Convener and chairman)
Article 13. Unless otherwise provided for in laws or ordinances, general meetings of shareholders shall be convened in accordance with the resolution of the Board of Directors, and presided over, by the President.	Article 14. Unless otherwise provided for in laws or ordinances, general meetings of shareholders shall be convened by the President in accordance with the resolution of the Board of Directors. In case the President is unable to act, a general meeting of shareholders shall be convened by one of the other Directors in the order previously fixed by the Board of Directors.
2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously fixed by the Board of Directors.	(To be transferred to the first paragraph)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	2. General meetings of shareholders shall be presided over by the President. In case the President is unable to act, a general meeting of shareholders shall be presided over by one of the other Directors in the order previously fixed by the Board of Directors.
(To be newly established)	(Disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof) Article 15. By disclosing information relating to all matters that shall be described or stated in any reference document for the general meeting of shareholders, business report, financial statement and consolidated financial statement upon convening a general meeting of shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.
(Method of adopting resolutions) Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present.	(Method of adopting resolutions) Article 16. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Resolutions as provided for in Article 343 of the Commercial Code of Japan and resolutions to which the method of adoption of resolutions under the said article shall be applicable pursuant to the Commercial Code and other laws or ordinances shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall, unless otherwise provided for in these Articles of Incorporation, be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 15. A shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company having voting rights.	Article 17. A shareholder may exercise his voting rights by proxy (being one (1) person) who shall be another shareholder of the Company having voting rights.
2. The proxy mentioned in the foregoing paragraph shall submit a document establishing the power of attorney to each general meeting of shareholders.	2. In case of the foregoing paragraph, the proxy shall submit a document establishing the power of attorney to each general meeting of shareholders.
(Minutes of general meeting of shareholders)	(Minutes)
Article 16. The proceedings in outline and the resultant actions taken at each general meeting of shareholders shall be entered or recorded in minutes and the chairman and the Directors present shall affix their names and seals or their electronic signatures thereto.	Article 18. The proceedings in outline and the resultant actions taken at each general meeting of shareholders, as well as other matters as provided for in laws or ordinances, shall be entered or recorded in minutes.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(To be newly established)	(Placement of Board of Directors)
	Article 19. The Company shall have a Board of Directors.
(Number)	(Number of Directors)
Article 17. The Company shall have not more than six (6) Directors.	Article 20. The Company shall have not more than six (6) Directors.
(Method of election)	(Election of Directors)
Article 18. Directors of the Company shall be elected at a general meeting of shareholders.	Article 21. Directors of the Company shall be elected by resolution of the general meeting of shareholders.
2. Directors shall be elected at a general meeting of shareholders at which shareholders who hold one-third or more of the voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present.	2. Resolutions for the election of Directors shall be adopted at a general meeting of shareholders at which shareholders who hold one-third or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the votes of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
3. The election of Directors shall not be by cumulative voting.	3. Resolutions for the election of Directors shall not be by cumulative voting.
(Term of office)	(Term of office of Directors)
Article 19. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within one (1) year after their election.
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article 20. The Company shall elect a Representative Director or Directors by resolution of the Board of Directors.	Article 24. The Company shall appoint a Representative Director or Directors by resolution of the Board of Directors.
(To be newly established)	2. The Representative Directors shall represent the Company and execute the business of the Company.
2. By resolution of the Board of Directors, the Company may have one (1) Chairman of the Board, one (1) President and one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.	3. The Board of Directors, by its resolution, shall appoint one (1) President, and may appoint one (1) Chairman of the Board, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors as the necessity arises.
(Convener and chairman of meetings of the Board of Directors)	(Convener and chairman of meetings of the Board of Directors)
Article 21. Unless otherwise provided for in laws or ordinances, meetings of the Board of Directors shall be convened and presided over by the President.	Article 25. Unless otherwise provided for in laws or ordinances, meetings of the Board of Directors shall be convened and presided over by the President. In case the President is unable to act, one of the other Directors shall convene and preside over a meeting of the Board of Directors in the order previously fixed by the Board of Directors.
2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously fixed by the Board of Directors.	(To be transferred to the first paragraph)

Existing Articles of Incorporation	Proposed amendment
(Procedure of convening meetings of the Board of Directors)	(Procedure of convening meetings of the Board of Directors)
Article 22. Notice for convening a meeting of the Board of Directors shall be dispatched not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgent necessity.	Article 26. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.
2. A meeting of the Board of Directors may be held without going through the convening procedure, if consented to by all the Directors and the Statutory Auditors.	2. A meeting of the Board of Directors may be held without going through the convening procedure, if consented to by all the Directors and the Statutory Auditors.
(Method of resolution of the Board of Directors)	(Method of resolution of the Board of Directors)
Article 23. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 27. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.
(To be newly established)	(Omission of resolution by the Board of Directors)
	Article 28. In the event that with regard to any matter subjected to resolution by the Board of Directors, all the Directors consent thereto in writing or electronic records, the Company shall deem that a resolution for adopting the proposition by the Board of Directors was carried, unless any Statutory Auditor expresses any objection thereto.
(Minutes of meetings of the Board of Directors)	(Minutes of meetings of the Board of Directors)
Article 24. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be recorded in minutes and the chairman, the Directors and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.	Article 29. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors, as well as other matters as provided for in laws or ordinances, shall be recorded in minutes and the chairman, the Directors and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.

Existing Articles of Incorporation	Proposed amendment
(Indemnification of Directors)	(Indemnification of Directors)
Article 25. The Company may, by resolution of the Board of Directors, exempt any Director from the liability for any act of the Director as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan, to the extent as provided for in law, pursuant to Article 266, paragraph 12 thereof as long as he/she performs his/her duties in good faith and without gross negligence.	Article 30. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from his/her liability for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, to the extent of the amount obtained by deducting from the amount of such liability for damages the minimum liability limit as provided for in laws or ordinances, if he/she fulfills the requirements in laws or ordinances.
2. The Company may enter into an agreement with any outside Director to assume the liability for any damage that may be caused to the Company by any act of the outside Director as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan, within the aggregate amount as provided for in law, pursuant to Article 266, paragraph 19 thereof as long as he/she performs his/her duties in good faith and without gross negligence.	2. The Company may enter into an agreement with any outside Director to limit his/her liability for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan if he/she fulfills the requirements in laws or ordinances; provided, however, that the limit on his/her liability for any damage under such agreement shall be the minimum liability limit as provided for in laws or ordinances.
(Regulations of the Board of Directors)	(Regulations of the Board of Directors)
Article 26. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 31. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
(Remuneration)	(Remuneration, etc. of Directors)
Article 27. Remuneration of Directors shall be determined by resolution of the general meeting of shareholders.	Article 32. Remuneration, etc. of Directors shall be determined by resolution of the general meeting of shareholders.
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(To be newly established)	(Placement of Statutory Auditors and Board of Statutory Auditors)
	Article 33. The Company shall have Statutory Auditors and a Board of Statutory Auditors.

Existing Articles of Incorporation	Proposed amendment
(Number) Article 28. The Company shall have not more than four (4) Statutory Auditors.	(Number of Statutory Auditors) Article 34. The Company shall have not more than four (4) Statutory Auditors.
(Method of election) Article 29. Statutory Auditors shall be elected at a general meeting of shareholders.	(Election of Statutory Auditors) Article 35. Statutory Auditors of the Company shall be elected by resolution of the general meeting of shareholders.
2. Statutory Auditors shall be elected at a general meeting of shareholders at which shareholders who hold one-third or more of the voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present	2. Resolutions for the election of Statutory Auditors shall be adopted at a general meeting of shareholders at which shareholders who hold one-third or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the votes of the shareholders so present.
(Term of office) Article 30. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	(Term of office of Statutory Auditors) Article 36. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within four (4) years after their election.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall be the remaining term of office of his/her predecessor.	2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of the retired Statutory Auditor would expire.
(Full-time Statutory Auditors) Article 31. The Statutory Auditors shall select a full-time Statutory Auditor or Auditors from among their number.	(Full-time Statutory Auditors) Article 37. The Board of Statutory Auditors shall appoint a full-time Statutory Auditor or Auditors from among the Statutory Auditors.
(Procedure of convening meetings of the Board of Statutory Auditors) Article 32. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	(Procedure of convening meetings of the Board of Statutory Auditors) Article 38. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.

Existing Articles of Incorporation	Proposed amendment
2. A meeting of the Board of Statutory Auditors may be held without going through the convening procedure, if consented to by all the Statutory Auditors.	2. A meeting of the Board of Statutory Auditors may be held without going through the convening procedure, if consented to by all the Statutory Auditors.
(Method of resolution of the Board of Statutory Auditors)	(Method of resolution of the Board of Statutory Auditors)
Article 33. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Statutory Auditors shall be adopted by a majority of the Statutory Auditors.	Article 39. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Statutory Auditors shall be adopted by a majority of the Statutory Auditors.
(Minutes of meetings of the Board of Statutory Auditors)	(Minutes of meetings of the Board of Statutory Auditors)
Article 34. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.	Article 40. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors, as well as other matters as provided for in laws or ordinances, shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.
(Indemnification of Statutory Auditors)	(Indemnification of Statutory Auditors)
Article 35. The Company may, by resolution of the Board of Directors, indemnify any Statutory Auditor (including any former Statutory Auditor) to the extent as provided for in law, pursuant to Article 280, paragraph 1 of the Commercial Code of Japan as long as he/she performs his/her duties in good faith and without gross negligence.	Article 41. The Company may, by resolution of the Board of Directors, exempt any Statutory Auditor (including any former Statutory Auditor) from his/her liability for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, to the extent of the amount obtained by deducting from the amount of such liability for damages the minimum liability limit as provided for in laws or ordinances, if he/she fulfills the requirements in laws or ordinances.
(To be newly established)	2. The Company may enter into an agreement with any outside Statutory Auditor to limit his/her liability for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan if he/she fulfills the requirements in laws or ordinances; provided, however, that the limit on his/her liability for any damage under such agreement shall be the minimum liability limit as provided for in laws or ordinances.

Existing Articles of Incorporation	Proposed amendment
(Regulations of the Board of Statutory Auditors)	(Regulations of the Board of Statutory Auditors)
Article 36. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.	Article 42. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.
(Remuneration)	(Remuneration, etc. of Statutory Auditors)
Article 37. Remuneration of Statutory Auditors shall be determined by resolution of the general meeting of shareholders.	Article 43. Remuneration, etc. of Statutory Auditors shall be determined by resolution of the general meeting of shareholders.
(To be newly established)	**Chapter VI. Account Auditors**
(To be newly established)	(Placement of Account Auditors) Article 44. The Company shall have Account Auditors.
(To be newly established)	(Election of Account Auditors) Article 45. Account Auditors of the Company shall be elected by resolution of the general meeting of shareholders.
(To be newly established)	(Term of office of Account Auditors) Article 46. The term of office of Account Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within one (1) year after their election. 2. Unless any resolution to the contrary is adopted at the ordinary general meeting of shareholders set forth in the foregoing paragraph, the Account Auditors shall be deemed to have been reelected thereat.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Indemnification of Account Auditors) Article 47. The Company may enter into an agreement with any Account Auditor to limit his/her liability for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan if he/she fulfills the requirements in laws or ordinances; provided, however, that the limit on his/her liability for any damage under such agreement shall be the minimum liability limit as provided for in laws or ordinances.
(To be newly established)	(Remuneration, etc. of Account Auditors) Article 48. Remuneration, etc. of Statutory Auditors shall be determined by the Representative Director upon consent from the Board of Statutory Auditors.
Chapter VI. Accounts	**Chapter VII. Accounts**
(Business year and the closing of accounts) Article 38. The business year of the Company shall be from April 1 of each year to March 31 of the following year and the last day of each business year shall be the date of closing of accounts.	(Fiscal year) Article 49. The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year.
(Dividends) Article 39. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing in the final register of shareholders, etc. as of March 31of each year.	(Distribution of Surplus, etc.) Article 50. The Company may, by resolution of the Board of Directors, determine the matters as listed in the items of Article 459, paragraph 1 of the Corporation Law of Japan.
(To be newly established)	2. The Company shall make distribution of surplus in cash ("dividends") to the shareholders or registered pledges on shares appearing or recorded in the final register of shareholders as of March 31 of each year.
(To be newly established)	3. The Company shall pay dividends to the shareholders or registered pledges on shares appearing or recorded in the final register of shareholders as of June 30, September 30 and December 31 of each year.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	4. In addition to the foregoing two paragraphs, the Company may make distribution of surplus by fixing a record date by resolution of the Board of Directors.
(To be newly established)	5. The Company shall not determine any of the matters as provided for in the items of Article 459, paragraph 1 of the Corporation Law of Japan, by resolution of the general meeting of shareholders.
(Interim dividends)	(To be deleted)
Article 40. The Company may, by resolution of the Board of Directors, make cash distribution as provided for in Article 293-5 of the Commercial Code ("interim dividends") to the shareholders or the registered pledgees appearing in the final register of shareholders as of September 30 of each year.	
(Period of limitation)	(Period of limitation on dividends)
Article 41. The Company shall be relieved of the obligation to pay any dividend or interim dividend if such any dividend or interim dividend remains uncollected after expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.	Article 51. The Company shall be relieved of the obligation to pay any dividend if such any dividend remains uncollected after expiration of three (3) full years from the day on which such any dividend became due and payable.
(To be newly established)	2. Unpaid dividends shall bear no interest.

Proposition No. 3: Amendment to the Articles of Incorporation (No. 2)

1. Reasons for the amendment:

Under the previous Commercial Code, a special resolution was required to dismiss a Director. Under Article 341 of the Corporation Law, just an ordinary resolution is required to do so, in principle; however, the said Article permits a stricter requirement for the dismissal of a Director by establishing a provision therefor in the Articles of Incorporation. The Company has fixed the term of office of Directors at one year; hence, Directors must win the confidence of the shareholders annually. To allow the Directors elected by the General Meeting of Shareholders who, familiar with the competitiveness and technologies of the Group and the situations thereof, exert their efforts to increase its enterprise value, to control over management on a constant basis and prevent any acquirer of its shares in volume who may not have a will to manage the Company seriously or any abusive acquirer from

dismissing any Director, and establish a management structure that will ensure the maintenance of its fair enterprise value, to the advantage of the shareholders, the Company intends to newly establish Article 22 (Dismissal of Directors) to specify the requirement for the dismissal of Directors as under the previous Commercial Code.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Dismissal of Directors) Article 22. Resolutions for the dismissal of Directors shall be adopted at a general meeting of shareholders at which shareholders who hold a majority of the voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) of the votes of the shareholders so present.

Proposition No. 4: Election of six Directors

The term of office of Directors Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno and Masayuki Fujii will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that six Directors be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	President and Representative Director of the Company	1,788,000 shares
2.	Yukihiro Ukai	Managing Director of the Company President and Representative Director of MegaChips LSI Solutions Inc.	96,000 shares
3.	Yoshimasa Hayashi	Director of the Company President of the MegaChips (Hong Kong) Limited	668,000 shares
4.	Tetsuo Hikawa	Director of the Company President and Representative	122,000 shares

No.	Name	Current title	Numbers of shares of the Company held by candidate
		Director of MegaChips System Solutions Inc.	
5.	Hiroyuki Mizuno	Director of the Company	1,000 shares
6.	Masayuki Fujii	Director of the Company	- share

(Notes)

1. Candidate for Director Mr. Yukihiro Ukai concurrently holds the office of Representative Director of MegaChips LSI Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
2. Candidate for Director Mr. Yoshimasa Hayashi concurrently holds the office of President of MegaChips (Hong Kong) Limited. However, as the company is a wholly owned subsidiary of the two wholly owned subsidiaries of the Company, he has no relation of special interest with the Company.
3. Candidate for Director Mr. Tetsuo Hikawa concurrently holds the office of Representative Director of MegaChips System Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
4. There is no relation of special interest between the other candidates for Directors and the Company.
5. Mr. Hiroyuki Mizuno is candidate for outside director.

- END -

File No. 82-4861

(Excerpt translation)

June 23, 2006

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 16th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 16th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 16th business year by the account auditors and the Board of Statutory Auditors

   The Company reported the contents of the above-mentioned financial statements and the results of audit thereof.

2. Report on the balance sheet and statement of income for the 16th business year

(from April 1, 2005 to March 31, 2006)

The Company reported the contents of the above-mentioned financial statements.

In accordance as provided for in Article 440, paragraph 4 of the Corporation Law of Japan, which was enforced on May 1, 2006, a company that files securities reports is not required to give public notice of its financial statements. Hence, the Company has not placed public notice of its financial statements on its website. The Company's securities reports are made available for inspection on EDINET (https://info.edinet.go.jp/EdiHtml/main.htm) and the website of the Company (http://www.megachips.co.jp/irinfo/zaimu_yuho.html).

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 16th business year

The proposition was approved and adopted as proposed. The dividends for the year was determined at ¥16 per share, an increase of ¥1 per share in comparison with the previous business year.

Proposition No. 2: Amendment to the Articles of Incorporation (No. 1)

The proposition was approved and adopted as proposed.

Proposition No. 3: Amendment to the Articles of Incorporation (No. 2)

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of six Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno and Masayuki Fujii were elected as Directors and assumed office.

Mr. Hiroyuki Mizuno is an outside director.

- - - - -

After the close of this Ordinary General Meeting of Shareholders, the following Representative Director and Directors with specific titles were elected by resolution of the Board of Directors and assumed office:

President and Representative Director: Shigeki Matsuoka

Managing Director: Yukihiro Ukai

Additionally, after the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor by resolution of the Board of Statutory Auditors and assumed office:

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